Exhibit 99.2

DHX MEDIA LTD.

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 18, 2018

TABLE OF CONTENTS
Notice of Meeting	3
Management Information Circular	5
About this Circular	5
Solicitation of Proxies	5
Appointment of Proxyholder	6
Revocation of Proxies	7
Voting of Proxies	7
Voting Shares	8
Business of the Meeting	10
Statement of Executive Compensation	17
Equity Compensation Plan Information	35
Statement of Corporate Governance Practices	40
Insurance Coverage and Indemnification of Directors and Officers	48
Indebtedness of Directors and Executive Officers	48
Interest of Informed Persons in Material Transactions	48
Exemption from Take-Over Bid and Early Warning Reporting Requirements	49
Additional Information	49
Approval of the Directors	49
Appendix “A” – Advance Notice Bylaw Resolution	50
Appendix “B” – Board Mandate	54

DHX MEDIA LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 18, 2018

The annual and special meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”) and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (the “Company” or “DHX Media”) will be held at the Omni King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9 on December 18, 2018 at 10:00 a.m. (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2018, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the full text of which is set out in Appendix “A” to this Circular) to confirm By-law No. 2018-1 – Advance Notice By-Law, providing for advance notice for nominations of directors of the Company, which was adopted by the board of directors of the Company effective May 30, 2018; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof. The specific details of the matters to be put before the Meeting are set forth in the accompanying management information circular (the "Circular").

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. ("Computershare"), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:00 a.m. (Toronto time) on December 14, 2018, the second last business day preceding the date of the Meeting, or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your Shares.

The board of directors of the Company has fixed November 13, 2018 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the PVV Shares as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVV Shares. The holder of the PVV Shares, the Executive Chairman and Chief Executive Officer of the Company, Michael Donovan, has entered into a shareholders agreement pursuant to which, among other things, Mr. Donovan agreed not to grant a proxy or other right to vote the PVV Shares except to a representative of the Company designated by the board of directors. Additional information concerning the PVV Shares can be found under “Voting Shares” in the accompanying Circular.

By order of the board of directors of DHX Media Ltd.

(signed)	“Mark Gosine”
EVP, Legal Affairs, General Counsel & Corporate Secretary

DHX MEDIA LTD.

MANGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 18, 2018

ABOUT THIS CIRCULAR

This management information circular (the “Circular”) is being sent by the management of DHX Media Ltd. (the “Company” or “DHX Media”) to all holders (“Shareholders”) of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”), together with a notice of an annual meeting of Shareholders and documents required to vote at the annual meeting (the “Meeting”) of Shareholders. The Circular’s purpose is:

  to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

  to request that you authorize DHX Media’s Executive Chairman and Chief Executive Officer (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

  to inform you about the business to be conducted at the Meeting; and

  to give you important background information to assist you in deciding how to vote.

Additional information relating to DHX Media is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov/edgar.shtml. Financial information of DHX Media is provided in DHX Media’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year and its most recently completed interim period. Shareholders may contact DHX Media to request copies of DHX Media’s financial statements and MD&A by sending an email with that request to info@dhxmedia.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of advertisement or by telephone, fax, e-mail or oral communication by the directors, officers, employees and other representatives of DHX Media and its subsidiaries, at no additional compensation (except as otherwise disclosed). All costs associated with the solicitation of proxies by DHX Media and its subsidiaries will be borne by DHX Media.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

SOLICITATION OF PROXIES

This Circular and accompanying form of proxy (the “Proxy”) is furnished in connection with the solicitation by management of DHX Media of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, fax, e-mail or oral communication, by the directors, officers, employees and other representatives of DHX Media and its subsidiaries without additional compensation (except as otherwise disclosed). The cost of solicitation will be borne by DHX Media.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed Proxy are officers of DHX Media. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of DHX Media in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of DHX Media as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (“Computershare”).

To be effective, a proxy must be received by Computershare no later than 10:00 a.m. (Toronto time) on December 14, 2018 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof. The Chair of the Meeting may waive this cut-off in his or her discretion without notice.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of DHX Media as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If the Voting Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of DHX Media. Such Voting Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Voting Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Voting Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Voting Shares or access

Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Voting Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Voting Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Voting Shares voted in accordance with the VIF. If you have any questions respecting the voting of Voting Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs.

DHX Media has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, any NOBO of DHX Media can expect to receive a scannable VIF from Computershare, rather than Broadridge as described above. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting are available as further described in the VIF. Instructions in respect of the procedure for telephone and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from DHX Media’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received by Computershare.

DHX Media’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Voting Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the VIF provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of the Company, 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7 at any time up to 5:00 p.m. (Halifax time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Halifax time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of DHX Media in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein and herein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of DHX Media is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of DHX Media in the Proxy will be voted on such matters pursuant to such discretionary authority.

Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable DHX Media to comply with the restrictions imposed by its Articles (as defined below) and the Direction (as defined below) on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX Media or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder. For additional information, refer to “Voting Shares – Special Operating Procedures and Declarations” below.

VOTING SHARES

Summary of the Company’s Share Capital Structure

The Company’s Articles of Continuance, as amended, (the “Articles”) include certain constraints on the ownership of the Company’s Voting Shares which were adopted for the purpose of facilitating compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in a Direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) pursuant to authority contained in the Broadcasting Act (Canada) (the “Broadcasting Act”). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a wholly owned subsidiary operating company licensed under the Broadcasting Act. This restriction applies to DHX Media because its wholly-owned subsidiary, DHX Television Ltd. (“DHX Television”), holds three broadcast licenses issued by the CRTC which are required in order for DHX Television to operate its broadcast undertakings.

The voting and other terms applicable to the Company’s Shares, summarized below under “Common Voting Shares”, “Variable Voting Shares”, and “Preferred Variable Voting Shares” are intended to, among other things, facilitate the Company’s compliance with the Canadian ownership rules under the Direction.

Voting Shares

As at November 13, 2018 DHX Media had 134,869,338 Voting Shares issued and outstanding.

The terms of the Common Voting Shares provide that each Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian. Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Each Common Voting Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting.

Each Variable Voting Share is entitled to vote on each matter to be voted upon at the Meeting. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for the purposes of the Meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting of shareholders.

Preferred Variable Voting Shares

As at November 13, 2018, DHX Media had 100,000,000 PVV Shares issued and outstanding.

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to Shares that are owned by Canadians (as determined based on inquires DHX Media has made of the holders of Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of DHX Media. The votes attached to the PVV Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of DHX Media.

The votes attached to the PVV Shares as a class are determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of DHX Media (the “Board”) pursuant to the Special Operating Procedures (as defined and described in more detail below under “Special Operating Procedures and Declarations”) and in accordance with the Company’s Articles. Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered Shareholders from its transfer agent and registrar, Computershare, and (ii) Beneficial Shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC). If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVV Shares as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

All of the issued and outstanding PVV Shares are presently held by Michael Donovan, Executive Chairman and Chief Executive Officer of DHX Media. Mr. Donovan, as the sole holder of PVV Shares, has entered into a shareholders agreement with the Company (the “PVV Shareholder Agreement”), pursuant to which Mr. Donovan has (i) agreed not to transfer the PVV Shares, in whole or in part, if it is determined by the Board to be in the best interests of DHX Media to enable DHX Media to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to DHX Media the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX Media a power of attorney to effect any transfers contemplated by the PVV Shareholder Agreement. The Board of the Company will not approve or compel a transfer without first obtaining the approval of the Toronto Stock Exchange (the “TSX”) and the PVV Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Special Operating Procedures and Declarations

DHX Media has adopted special operating procedures (the “Special Operating Procedures”) for monitoring Share ownership and ensuring that the share register of each class of Voting Shares is up to date at all times, as well as facilitating the Company’s compliance with its Articles and applicable laws, regulations and rules, including in respect of Canadian ownership and control. The Special Operating Procedures are administered by Computershare in Canada and its affiliate, Computershare Trust Company, N.A., in the U.S. Pursuant to the Special Operating Procedures, Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable DHX Media to comply with the restrictions imposed by its Articles and the Direction on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX Media or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder. The Company may also require a person in whose name Voting Shares of the Company are registered, the agent of such person, the participant in whose name such shares are registered, or the depository to provide a statutory declaration under the Canada Evidence Act or otherwise concerning: (i) whether the shareholder is the beneficial owner of, or controls, Voting

Shares of the Corporation or holds them for a beneficial owner; (ii) whether the shareholder is an associate of another shareholder; (iii) whether the shareholder or beneficial owner is a Canadian; and (iv) any further facts that the directors consider relevant. A copy of the Special Operating Procedures may be found on DHX Media’s website at www.dhxmedia.com under the Investors-Governance tabs.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of DHX Media enjoying voting rights at such meeting.

Record Date

The Board of the Company has fixed November 13, 2018 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. Subject to any applicable adjustment pursuant to the voting rights for each class of Share as described above, on a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each Share of which he or it is the Shareholder or proxyholder.

Principal Shareholders

To the knowledge of the directors and officers of DHX Media, as of the date of this Circular, except for the entity listed below, no person, company, or other entity beneficially owns, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Voting Shares:

Variable Voting Shares
		Percentage of Outstanding
Name of Shareholder	Number of Voting Shares Held	Voting Shares(3)
Fine Capital Partners, L.P.	33,479,650(1)	24.82%
EastBay Asset Management, LLC	17,421,871(2)	12.92%

(1)	Number of Voting Shares held determined based on SEDI records as of October 5, 2018.
(2)	Number of Voting Shares held determined based on the alternative monthly report filing under Part 4 of National Instrument 62-103 dated October 10, 2018 filed by the securityholder on SEDAR.
(3)	Calculated based on DHX Media’s outstanding Voting Shares as of November 13, 2018, which totaled 134,869,338. Refer to “Exemption From Take-Over Bid and Early Warning Reporting Requirements” below.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the person listed below, no person, company, or other entity beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVV Shares:

Preferred Variable Voting Shares
Name of Shareholder	Number of PVV Shares Held	Percentage of Outstanding PVV Shares
Michael Donovan	100,000,000	100%

BUSINESS OF THE MEETING

1.	Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at eleven. Each director will hold office, subject to the provisions of the Company’s by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed.

The Board unanimously recommends that Shareholders vote “FOR” the election of each of its proposed nominees to serve on the Company’s Board until the next annual meeting of Shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. The nominees set forth below have consented to being named in this Circular and to serve if elected. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the Voting Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of any other nominee.

Majority Voting Policy

The Board has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominations Committee of the Company (the “Governance Committee”) will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose by press release its decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable, and provide the press release disclosing such decision to the TSX and, if required, any other applicable stock exchange upon which the Company’s Voting Shares are listed. The Board will accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Governance Committee at which the resignation is considered. A copy of the majority voting policy may be found on DHX Media’s website at www.dhxmedia.com under the Investors-Governance tabs.

Nominees for Election to the Board

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Voting Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associate or affiliate as at the date of this Circular. The information as to Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of DHX Media, has been furnished by the respective directors individually.

Directors
					Value of	Meets Share
Name and Municipality of	Principal			Voting	Voting	Ownership
Residence	Occupation	Age	Director Since	Shares	Shares(7)	Guidelines(8)
ELIZABETH J. BEALE(3)(4)(5) Halifax, Nova Scotia, Canada	Corporate Director	67	December 15, 2014	13,457	$68,509	No
DAVID C. COLVILLE(2)(3) Halifax, Nova Scotia, Canada	President of DC Communications Consulting Ltd.	73	May 16, 2014	12,500	$35,070	No
AMANDA S. CUPPLES London, U.K.	Chief Commercial Officer of Babylon Health	37	N/A	Nil	Nil	No
MICHAEL P. DONOVAN(1) Halifax, Nova Scotia, Canada	Executive Chairman of DHX Media Ltd.	65	February 12, 2004	5,245,687	$3,029,732	Yes

Directors
					Value of	Meets Share
Name and Municipality of	Principal			Voting	Voting	Ownership
Residence	Occupation	Age	Director Since	Shares	Shares(7)	Guidelines(8)
DEBORAH A. DRISDELL(1)(2) Montreal, Quebec, Canada	President of Drisdell Consulting	55	December 16, 2015	33,400	$100,614	No
ERIC ELLENBOGEN New York, NY, U.S.	Co-President of Classic Media	61	N/A	Nil	Nil	No
ALAN R. HIBBEN(3)(5) Toronto, Ontario, Canada	Corporate Director and Advisor	65	March 23, 2018	35,000	$98,119	No
STEVEN M. LANDRY San Rafael, CA, U.S	Chief Investment Officer of EastBay Asset Management, LLC	45	N/A	22,750,825(9)	Nil	No
D. GEOFFREY MACHUM(2)(4) Halifax, Nova Scotia, Canada	Lawyer, Stewart McKelvey	58	May 16, 2014	115,865	$626,158	Yes
JONATHAN P. WHITCHER(2)(5) New York, NY, U.S.	Chief Investment Officer of Fine Capital	39	June 25, 2018	1,070,928	$3,127,109	Yes
DONALD A. WRIGHT(2)(3)(4)(5)(6) Toronto, Ontario, Canada	President and Chief Executive Officer of The Winnington Capital Group Inc.	70	January 9, 2006	343,535	$423,549	Yes

(1)	Member of the Production Financing Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.
(5)	Member of the Corporate Finance Committee.
(6)	Lead Director of the Company.
(7)	Calculated based on the price at which the directors acquired the shares.
(8)	Provided for illustrative purposes only. Directors have a period of 5 years to satisfy share ownership guidelines which require directors personally hold three times the annual board retainer (i.e. $225,000) in value of shares of the Company. Refer to “Statement of Executive Compensation – Share Ownership Guidelines” below.
(9)	Represents 22,750,825 shares held by EastBay Asset Management, LLC (“EastBay”) over which Mr. Landry exercises direction or control in his capacity as Chief Investment Officer of EastBay.

DHX Media does not have an executive committee.

The following sets out the principal occupation, business or employment of each proposed director of the Company and other biographical information. Except as noted below, each of the directors of the Company has been engaged for more than five years in his or her present principal occupation or in other capacities with DHX Media or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Elizabeth Beale, a non-executive and independent director of DHX Media, is an economist who has served as an advisor to senior levels of government and industry throughout her career. She was President and CEO of the Atlantic Provinces Economic Council from 1996 to 2015. Prior to this, she worked for 10 years as a Consulting Economist and was APEC’s Chief Economist from 1981 to 1986. She continues to contribute to public policy as an advisor to the Premier of Prince Edward Island, as a Commissioner for Canada’s Ecofiscal Commission and as a member of the Expert Panel on

Prioritizing Climate Change Risks (CCA). Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King’s College from 1981 to 1991 and a governor of Dalhousie University from 2000 to 2009. She has a longstanding association from 1985 to 1999 as a director and chair of the Human Resource Development Association. She is currently a director of Wawanesa Insurance and Invest Nova Scotia. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1978).

David Colville, P.Eng., a non-executive and independent director of DHX Media, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (“CRTC”). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. From 1980 to 1990 Mr. Colville was Senior Director Communications Policy with the Nova Scotia Dept. of Transportation and Communications. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the CRTC, during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Amanda Cupples, a candidate for non-executive and independent director of DHX Media, is a media and technology executive with experience in leading large-scale strategic and operational transformations in both high-growth and turnaround situations. She has a wide range of commercial and operational experience across all forms of media, as well as blue-chip management consulting and law. She is currently Chief Commercial Officer at Babylon Health, one of the fastest growing and revolutionary artificial intelligence companies in the world. Prior to joining Babylon, she served as International President of Deluxe Entertainment, running post-production and media distribution operations across EMEA, APAC and Canada. Ms. Cupples has also held a variety of executive roles with EMI Music, worked as a management consultant with McKinsey & Company, and as a lawyer with Mallesons Stephen Jaques and Slaughter and May. She has a B.Sc in Mathematics and an LLB (First Class Honours) from the University of Melbourne, and an LLM with Distinction from the London School of Economics.

Michael Donovan, an executive director of DHX Media, also serves as the Company’s Executive Chairman and Chief Executive Officer. Mr. Donovan has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary, Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company’s founding in 2006 until August 2014, returning to such role in February 2018. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is the former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour Has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multiple award-winning feature film, Shake Hands With the Devil. Mr. Donovan holds B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Deborah Drisdell, a non-executive and independent director of DHX Media, is currently President of Drisdell Consulting and is a veteran of over 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises (from 2006 to 2015) and Director, Strategic Planning & Government Relations with the National Film Board of Canada (NFB) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. Prior to her engagement with the NFB Ms. Drisdell was President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Eric Ellenbogen, a candidate for non-executive and independent director of DHX Media, is the Co-President of Classic Media, a business unit of NBCUniversal Studios. Mr. Ellenbogen has spent more than thirty years running entertainment companies, including senior roles as President of Broadway Video Entertainment (the independent production and distribution company founded by Lorne Michaels); President of Golden Books Family Entertainment; and. President and CEO of Marvel Enterprises (subsequently acquired by Disney). Mr. Ellenbogen co-founded Classic Media in 2000, and through a series of acquisitions and divestitures, ultimately became owned by DreamWorks Animation (DWA). At DWA, Mr. Ellenbogen was appointed to the senior management team as Co-Head of DreamWorks Classics and DreamWorks International Television. During his tenure with DWA, Mr. Ellenbogen was significantly responsible for the company’s entry into the television business. Following DWA’s sale to NBCUniversal, Mr. Ellenbogen was asked to become Co-President of Classic Media, which was re-started as a business unit of NBCUniversal. Mr. Ellenbogen has served as a director of Golden Books and Marvel, then both public companies, as well as a member of the Board of Trustees of The Public Theater in New

York City. He has held adjunct professorships at UCLA, Columbia University Business School and NYU’s Stern School of Business, where he taught courses in entertainment industry studies. He is a graduate of Harvard College and holds an MBA from UCLA.

Alan Hibben, CPA, CA, CFA, ICD.D, a non-executive and independent director of DHX Media, is a corporate director and advisor. Since December 2014, he has been the principal of Shakerhill Partners Ltd., a consulting firm providing strategic and financial advice, specializing in mergers and acquisitions, private equity, financing, corporate strategy, valuation, governance, as well as expert witness services. Previously, Mr. Hibben was the Managing Director in the Mergers and Acquisitions Group at RBC Capital Markets from March 2011 to December 2014. Mr. Hibben has been a director of a number of Canadian public and private companies, both in financial services and as part of his responsibility for overseeing private equity and venture capital investments for Royal Bank of Canada. Mr. Hibben is currently Chair of Hudbay Minerals Inc. (a TSX and NYSE listed company), and a director of Extendicare Inc. (a TSX listed company) and Home Capital Group Inc. (a TSX listed company) and is also director of the Mount Sinai Hospital Foundation.

Steven Landry, a candidate for non-executive and independent director of DHX Media, has been with EastBay Asset Management as Chief Investment Officer since 2013. EastBay is a New York-based fund with a focus on technology, media and telecom sector (TMT), internet, entertainment and leisure sectors. Mr. Landry’s career has been dedicated to equity research, fundamental analysis, and managing TMT sector portfolios since the late 1990s. Prior to launching EastBay, Mr. Landry spent five years at Diamondback Capital where he ran research for a TMT dedicated portfolio. He was a founding partner at XI Asset Management where he was responsible for media and internet research from 2004-2007. Prior to his role with XI Asset Management, Mr. Landry spent seven years investing with a value-based, long-term fundamental approach split between Citigroup Asset Management and Franklin Templeton. Mr. Landry received a B.S. degree in Business Administration from University of California at Berkeley Haas Undergraduate Business School.

Geoffrey Machum, Q.C., ICD.D, a non-executive and independent director of DHX Media, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He serves as Chair of the firm's governing Partnership Board, and serves on its Audit, Human Resources and Governance Committee. He has also served as the firm's Strategic Marketing Partner. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum has also served as Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors and has also been granted the Institute of Corporate Director’s ICD.D Designation in recognition of his commitment to excellence in corporate governance. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Jonathan Whitcher, a non-executive and independent director of DHX Media, has been with Fine Capital since inception in 2004 and currently serves as Chief Investment Officer. Fine Capital is a New York-based fund, predominantly managing U.S. equity assets for endowments and foundations. Fine Capital adheres to a strict value investing style with a focus on out-of-favor companies that exhibit a large disparity between their market value and their intrinsic value. Fine Capital looks for companies that have a path to significantly improved earnings and cash flow. Before joining Fine Capital, Mr. Whitcher was an Equity Research Analyst at Citigroup Asset Management. He received a B.A. in Economics from Northwestern University.

Donald Wright, a non-executive and independent director of DHX Media, is the Lead Director and Vice Chair of the Board. He is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright has enjoyed a long and distinguished career as a leader in Canada’s investment industry and business community. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice President, Director and member of the Executive Committee of Burns Fry Ltd.; Chair and Chief Executive Officer of TD Securities Inc. and Deputy Chair of TD Bank Financial Group. Mr. Wright serves as Chair of the Board of Directors of GMP Capital Inc. He is also Chair of the Board of Trustees of Richards Packaging Income Fund. Mr. Wright was appointed Chairman of the Board of Metrolinx in August 2018. He actively supports numerous charitable organizations. He is a past member of the Royal Ontario Museum Governors’ Finance Committee, and a past member of the Campaign Cabinet of Eva’s Phoenix. He is also a former member of the Board of Trustees of The Hospital for Sick Children, and past Chair of the Board of Directors of VIA Rail Canada Inc.

Fiscal 2017 Director Voting Results

All of the incumbent candidates for director at the Meeting were elected by shareholders at the Company’s last annual meeting of Shareholders other than Jonathan Whitcher. The voting results for such directors at the Company’s last annual meeting were as follows:

Director	Votes For
Elizabeth Beale	84.48%
David Colville	84.47%
Michael Donovan	82.64%
Deborah Drisdell	84.48%
Alan Hibben	84.48%
Geoffrey Machum	84.54%
Donald Wright	62.99%

Bankruptcies and Cease Trade Orders

To the knowledge of DHX Media, none of the proposed nominees for election as directors of DHX Media: (a) are, as at the date hereof, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this circular, or have been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except for the following:

i. Mr. Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014, Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

ii. Mr. Donald Wright was previously Chairman of the board of directors of Jaguar Resources Inc. (“Jaguar”). On May 6, 2015 the Alberta Securities Commission and on May 8, 2015 the British Columbia Securities Commission, issued cease trade orders (the “Cease Trade Orders”) against Jaguar for failure to file its annual audited financial statements, annual management’s discussion and analysis, and certification of the annual filings for the year ended December 31, 2014, pursuant to which trading in Jaguar’s securities was prohibited. Further, during the term of the Cease Trade Orders, Jaguar issued securities in contravention of the Cease Trade Orders. The Cease Trade Orders were subsequently revoked on March 15, 2016. Mr. Wright subsequently resigned as a director of Jaguar effective April 4, 2016.

2.	Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

PricewaterhouseCoopers LLP of 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada are the current auditors of DHX Media. PricewaterhouseCoopers LLP is registered with the Chartered Professional Accountants of Nova Scotia. At the Meeting, Shareholders will be asked to re-appoint PricewaterhouseCoopers LLP as the independent auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the board of directors of the Company to fix the remuneration of the auditors of the Company. PricewaterhouseCoopers LLP was first appointed as auditors of the Company on October 25, 2004.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, in each of the fiscal years ended June 30, 2017 and June 30, 2018.

Audit Fees
	Fiscal Year ended	Fiscal Year ended
Fees	June 30, 2017	June 30, 2018
Audit Fees(1)	$1,729,000	$1,635,991
Audit Related Fees(2)	$76,450	$185,346
Tax Fees(3)	$164,471	$170,785
All Other Fees	-	-

Total	$1,969,921	$1,992,122

(1)	Audit fees were paid for professional services rendered by the auditor for the audit of the Registrant’s annual financial statements (2017 – $1,545,000 and 2018 – $1,250,000), reviews of the Registrant’s consolidated interim financial statements (2017 – $150,000 and 2018 – $150,000), and business acquisition, translation and stat audits (2017 – $34,000 and 2018 – $235,991).

(2)	Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting and includes production cost audits and tax credit letters (2017 – $66,450 and 2018 – $142,296) and due diligence and bank reporting (2017 – $10,000 and 2018 – $43,050).

(3)	Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2017 – $131,905 and 2018 – $134,245), tax advice and tax planning (2017 – $6,050 and 2018 – $26,250) and due diligence (2017 – $26,516 and 2018 – $10,290).

The Board unanimously recommends that Shareholders vote “FOR” the re-appointment of PricewaterhouseCoopers LLP as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board to fix the remuneration of the auditors.

3.	Confirmation of By-Law No. 2018-1 – Advance Notice By-Law

Effective as of May 30, 2018, as part of the continuous review of the governance practices of the Company and upon the recommendation of the Corporate Governance and Nominations Committee of the Company, the Board approved By-law No. 2018-1 – Advance Notice By-Law of the Company (the “Advance Notice By-Law”), which, among other things, requires advance notice be given to the Company when director nominations are made by shareholders. The full text of the Advance Notice By-Law is set out in Exhibit “A” attached to this Circular.

Pursuant to Section 103 of the Canada Business Corporations Act, shareholders must confirm the Advance Notice By-Law at the Meeting. If shareholders do not approve the ordinary resolution confirming the adoption of the Advance Notice By-Law, it will no longer be valid.

Accordingly, at the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution (the “Advance Notice By-Law Resolution”), the full text of which is set out in Appendix “A” attached to this Circular confirming the Advance Notice By-Law. The Advance Notice By-Law Resolution must be passed by not less than a majority of votes cast by Shareholders present in person or represented by proxy at the Meeting.

The Board unanimously recommends that Shareholders vote “FOR” the approval of the Advance Notice By-Law Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice By-Law Resolution.

4.	Other Matters

The Company knows of no other matters to be submitted to Shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Voting Shares they represent in accordance with their judgement on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Use of Certain Terms

Certain terms used in this Statement of Executive Compensation, including cash flow from operations and EBITDA, are non-GAAP financials measures used by the Company. Additional information concerning the Company’s use of non-GAAP financial measures can be found under “Non-GAAP Financial Measures” in the Company’s Management Discussion & Analysis for fiscal 2018 which is on file and available at www.sedar.com and www.edgar.com.

Compensation Philosophy

DHX Media’s executive compensation practices are based on a pay-for-performance philosophy and designed to attract, motivate, and retain its executives and reward them for the Company’s financial and operational performance along with their individual contributions. The Company believes that this philosophy effectively supports the Company’s overall approach to executive compensation and its short and long term strategic objectives.

Human Resources and Compensation Committee

The Company's executive compensation program is administered by the Human Resources and Compensation Committee of the Board (the “HRCC”). The primary functions of the HRCC are, among others, (i) determining and making recommendations with respect to all forms of compensation granted to the Executive Chair and Chief Executive Officer of the Company, (ii) reviewing, evaluating and, if advisable, approving the Executive Chair and Chief Executive Officer’s recommendations respecting compensation of other senior executives of the Company, including the Company’s other NEOs, (iii) making recommendations concerning compensation of the Board, (iv) reviewing the compensation strategy, policies and practices for the directors and the senior executives to ensure they (A) properly reflect their respective duties and responsibilities, (B) are competitive in attracting and retaining high quality and needed personnel, (C) are designed to align the interests of the directors and executives with the shareholders of the Company, (D) are based on established corporate and individual performance objectives, and (E) do not encourage the taking of inappropriate or excessive risks, and (v) overseeing succession planning for the executives of the Company as well as the Company’s overall talent management practices and processes.

The HRCC ensures that the Company has high caliber executive management in place and a compensation program that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Company's Board regarding succession planning, including the appointment of the Company's executive officers, and the establishment of, and any material changes to, executive compensation programs, including that of the Chief Executive Officer. The HRCC also oversees the Company's employee compensation and benefits plans.

The HRCC is currently chaired by Robert Sobey and additionally composed of David Colville, Deborah Drisdell, Geoff Machum, Jonathan Whitcher, and Donald Wright. Rob Sobey is not standing for re-election at the Meeting. In connection with Mr. Sobey’s retirement, Deborah Drisdell will be put forward for chair of the HRCC. All of the members of the HRCC are “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The skills and experience of the members of the HRCC are described in more detail in each of their respective biographies under “Business of the Meeting – Election of Directors” above.

Compensation Advisors / Executive Compensation-Related Fees

Bay Street HR is retained by the HRCC to provide general support and advice concerning the compensation of the Company’s senior executives and the Company’s compensation program and policies. In fiscal 2018, Bay Street HR provided services in connection with evaluating the Company’s long-term incentive plan.

In fiscal 2017, the Company engaged Flintlock Consulting to assist with a review of the compensation of the senior executives of the Company and the development of the Company’s compensation program, including benchmarking the Company’s compensation practices with a peer group. Flintlock did not provide any services to the Company in fiscal 2018.

The following fees were paid to Bay Street HR and Flintlock Consulting in fiscals 2017 and 2018:

Bay Street HR
	2017	2018
Executive Compensation-Related Fees	$21,030	$25,150
All Other Fees	–	–

Flintlock Consulting
	2017	2018
Executive Compensation-Related Fees	$43,500	–
All Other Fees(1)	$15,000	–

(1)	All other fees of Flintlock Consulting in fiscal 2017 include fees for services rendered relating to the development of a commission-based compensation program for non-executive DHX Television sales personnel of the Company.

Compensation Discussion and Analysis

Named Executive Officers

The Named Executive Officers (“NEOs”) of the Company for fiscal 2018 are:

  Michael Donovan, Executive Chairman and Chief Executive Officer

  Dana Landry, Former Chief Executive Officer

  Doug Lamb, Chief Financial Officer

  Keith Abriel, Former Chief Financial Officer

  Aaron Ames, Chief Operating Officer

  Peter Byrne, Executive Vice President, DHX Brands / Head of CPLG

  Rosalind (Roz) Nowicki, Executive Vice President, Peanuts Worldwide

Objectives of the Compensation Program

The Company's compensation program is designed to encourage behaviour and performance among the Company's key employees, including its NEOs, which the HRCC believes is in the best interests of the Company’s Shareholders. The Company’s goal is to keep compensation consistent with its strategic business and financial objectives and to ensure that its executive compensation is competitive within the industries and markets in which it operates and with public companies of a similar size, while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to its Shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Elements of the Compensation Program

The Company’s executive compensation program is comprised primarily of base salary, short-term incentive plan (composed of performance-based annual bonus awards), and long-term incentive plan (composed of option-based awards (“Option-based awards”) under the Company’s stock option plan (the “Stock Option Plan”) and performance share units (“PSUs”) under the Company’s performance share unit plan (the “PSU Plan”)). The Company’s executives are also entitled to participate in group benefits plans, including the Company’s group registered retirement savings plan, employee share purchase plan, and health and dental insurance, which are generally available to employees of the Company. The material elements of the Company’s compensation program are discussed in more detail below.

Base Salary

The base salary component of the remuneration of the Company’s executives is a fixed source of compensation intended to attract and retain talent and provide predictable and steady income to executives.

Short-Term Incentive Plan

The Company’s short term incentive plan is composed of performance-based annual bonuses paid in cash. Performance-based bonuses are generally awarded to executives of the Company to reward them for the achievement of predetermined performance criteria, including the financial and operating performance of the Company, individual performance measures, the performance of the business unit that the particular executive is responsible for (if applicable) and individual goals and objectives. In certain instances bonuses are subject to limits or other terms prescribed by the executive’s employment agreement. Performance-based annual bonus awards are also subject to the discretion of the HRCC.

The Company’s short-term incentive plan strategy is described in more detail below under “Determining Compensation”.

Long-Term Incentive Plan

The Company’s long-term incentive plan is composed of Option-based awards and PSUs. Awards under the Company’s long-term incentive plan to its executives provides the opportunity to receive equity-based compensation to drive longer-term performance. Both the HRCC and the Board believe such form of compensation is important for motivating employees to deliver strong longer term performance, aligning the interest of such employees with Shareholders of the Company, as well as ensuring that the Company provides competitive overall rates of compensation.

The Company's view is that, in appropriate circumstances, Option-based awards can be an integral part of a balanced compensation program. PSU grants under the Company’s long-term incentive plan are designed to, among other things, enhance Shareholder value and align the interests of DHX Media’s participating executives and its Shareholders by allowing the Company to use different vesting criteria, eligibility and a mix of performance measures and time-based vesting for at-risk compensation of the Company’s executives. The performance criteria element of PSUs provides for a strong link between pay of executives and performance of the Company. The Company has entered into employment agreements with each of the NEOs that generally provide for Option-based awards and PSU awards to be determined in the discretion of the HRCC and with the approval of the Board of the Company. The Stock Option Plan and PSU Plan are discussed in more detail below under “Equity Compensation Plan Information”.

The Company’s long-term incentive plan strategy and practices are described in more detail below under “Determining Compensation”.

Other Compensation Elements

Outside of the primary compensation elements described above, the Company also maintains an employee share purchase plan which is generally available to executives and other employees of the Company (subject to certain qualifying requirements), and which encourages employees to accumulate savings through the ownership of DHX Media’s Voting Shares. Additional details concerning the employee share purchase plan can be found under "Equity Compensation Plan Information – Employee Share Purchase Plan" below.

The Company also maintains a group registered retirement savings plan (the “RRSP Plan”) which is generally available to the Company’s executives and employees of the Company (subject to certain qualifying requirements), and encourages employees to accumulate savings, providing for employer matching contributions of up to 5% of an employee’s salary.

Determining Compensation

Base Salary

Overall remuneration for the Company’s executives, including the base salary component, is determined having regard to individual measures, such as the executive's current responsibilities and breadth of responsibilities, their individual performance, years of experience, and geographic location. In establishing base salaries, the Company considers factors, such as current competitive market conditions and comparable compensation levels within the organization and outside the organization with reference to companies within DHX Media’s peer group and other market data. The HRCC reviews the base salaries of the Company’s executives based on recommendations of the Executive Chair and CEO and reviews and makes recommendations to the Board concerning the base salary of the Executive Chair and CEO of the Company. When reviewing base salaries, the HRCC considers equitable factors, such as desire to maintain a similar level of compensation for a particular executive group, their respective function and length of service.

Short-Term Incentive Plan

The Company's current short-term incentive plan for its senior executives, including its NEOs, is intended to supplement base salary and provide competitive rates of compensation, as well as reward executives for the strong financial and operating performance of the Company and for individual meritorious performance taking into consideration their roles and responsibilities. The Company’s selection of performance criteria in respect of its short-term incentive plan is designed to support the annual targets and shorter-term strategic priorities of the Company in order to effectively incentivize and motivate executives with appropriate goals. Short-term incentive grants to the CEO and non-CEO senior executives of the Company are ultimately subject to the discretion of the HRCC and the Board based on the pre-approved annual fiscal incentive plan. The Company believes this approach facilitates the ability to address potential risks associated with imbalances in individual, business unit and Company performance or significant external challenges or opportunities that were not contemplated or reasonably expected in advance of setting performance metrics, among other considerations.

The short-term incentive component of the CEO’s compensation is determined by the HRCC based on a performance evaluation framework or scorecard approved by the HRCC and implemented by the Company for the applicable fiscal year. The CEO Scorecard for fiscal 2018 (the “CEO Scorecard”) was focused on two financial performance metrics with a target payout range of 50% of base salary to a maximum of 125% of base salary determined based on performance relative to the stated performance metrics. If the minimum thresholds for the performance metrics were not met, the CEO would not be eligible to receive a bonus under the Company’s short-term incentive plan. The categories of performance metrics under the CEO Scorecard were weighted 50% towards revenue and 50% towards cash flow from operations. It was determined by the HRCC that the Executive Chairman and CEO achieved a 100% bonus payout as the Company achieved 96% of its target revenue and 104% of its target cash flow from operations.

For fiscal 2018, the Company standardized the short-term incentive criteria and payouts for non-CEO senior executives of the Company. The corporate performance metrics in the CEO Scorecard described above were cascaded to the rest of the NEOs of the Company and employed as a standard performance evaluation framework to determine, in part, short-term incentive remuneration for non-CEO senior executives of the Company, including the non-CEO NEOs. Bonus payout determinations for non-CEO executives who perform a corporate function with the Company, including the CFO and COO, are made based on a weighting of 70% towards the corporate performance metrics in the CEO Scorecard and 30% towards individual objectives. Bonus payout determinations for non-CEO executives who perform a business unit function with the Company, including the EVP, DHX Brands / Head of CPLG and EVP, Peanuts Worldwide, are made based on a weighting of 40% towards the corporate performance metrics in the CEO Scorecard, 40% towards the business unit performance metric, and 20% towards their individual objective.

In determining the CEO and other executive bonuses for fiscal 2018 the HRCC also took into consideration the challenges faced by the Company during fiscal 2018, including the poor performance of its publicly traded shares and EBITDA, and the strategic review process. The HRCC concluded that it was appropriate in the circumstances to pay the bonuses having regard to (i) the fact that the bonus determinations were made based on the achievement of pre-determined objective financial criteria set by the HRCC and (ii) the bonuses were made in an effort to attract, retain and motivate of key executive personnel and the overall management team selected by the Board for the Company, further considering that minimal bonus payouts were made in the previous fiscal year due to lower than expected performance for such period, among other considerations.

For fiscal 2019, the HRCC has established a CEO Scorecard which include performance metrics of EBITDA, weighted at 70%, and revenue, weighted at 30%. Additionally, the CEO Scorecard for fiscal 2019 includes a requirement that the minimum EBITDA target be met in order for a bonus to be payable. Such metrics will be cascaded to the rest of the senior executives of the Company.

Long-Term Incentive Plan

The amount of long-term incentive grants to executives in any given year, and any conditions imposed thereon, are intended to encourage the continued long term strategic planning on the part of the executives of the Company, to retain their services in subsequent years and to relate long term compensation to long term Shareholder value. The Board approves all grants under the Company’s long-term incentive plans.

Long-term incentive grants are typically awarded on an annual basis following the completion of the Company’s applicable fiscal year. The annual decision to grant Options and/or PSUs, is tied to the particular meritorious performance of the executive in question and includes an evaluation and consideration of prior grants made. The HRCC and Board may also make special long-term incentive plan grants at other times during the year for hiring, retention or other special purposes. The CEO makes recommendations to the HRCC regarding the total remuneration and Option and PSU grants for each of the Company's executives, other than for himself. The HRCC then reviews and submits its recommendations to the Board for consideration. The Board is responsible for approving the grants based on recommendations of the HRCC.

For fiscal 2018, the Company’s long-term incentive plan was comprised solely of Option-based awards. The Company was subject to an extended blackout period for most of fiscal 2018 in connection with its strategic review and was therefore prohibited from issuing long-term incentive plan compensation during the year. Prior to entering blackout in fiscal 2018, executives of the Company were awarded a grant of Options in recognition of the successful acquisition of Peanuts and Strawberry Shortcake. No PSUs were issued in fiscal 2018.

Benchmarking

The HRCC determined that it would be appropriate to postpone its benchmarking analysis for fiscal 2018, considering that the Company was under strategic review for most of the year.

Compensation Related Risks

In reviewing the compensation of the Company’s NEOs and other executives and exercising its discretion in making annual short-term and long-term incentive plan decisions based on performance, the HRCC considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of DHX Media and its Shareholders.

The HRCC believes that a number of its compensation practices and policies mitigate the risk of misaligned incentives for the NEOs and other executives of the Company, including the practices and policies below.

  Base salaries are typically determined with reference to DHX Media's peer companies / market data.

  In assessing performance for the purposes of annual short-term incentive awards, the HRCC refers to a variety of company-wide and individual performance measures to ensure that individual performance that is not reflected in the Company's overall performance is not excessively rewarded.

  Annual bonus awards are generally capped and are not excessive relative to base salaries.

  Compensation elements are typically subject to the discretion of the HRCC, allowing the HRCC to address compensation that does not otherwise reflect Company performance.

  Option-based awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods or otherwise based on the achievement of pre-determined objective performance measures, providing a long term incentive to maximize share performance.

  The Company has implemented PSU grants under its long-term incentive plan, which impose different performance and vesting criteria for long-term incentive at-risk compensation and reduce the Company’s reliance on Options for long-term incentive compensation.

  The Company’s Insider Trading Policy includes provisions which prohibit purchasing securities of the Company for short-term speculation and hedging.

  Concurrently with its listing of Variable Voting Shares on the NASDAQ (as defined below), the Company became subject to, among other laws, regulations and rules in the U.S., Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits the Company from making personal loans to officers and directors of the Company.

  Employee share ownership is encouraged through DHX Media's Employee Share Purchase Plan.

  The Company’s Stock Option Plan includes a clawback policy.

The HRCC conducts annual reviews of the Company’s executive compensation policies and practices with the goal of, among other things, evaluating effectiveness. As a result of its review of DHX Media's executive compensation, the HRCC has concluded that there are no risks arising from its compensation programs which are reasonably likely to have a material adverse effect on DHX Media.

Performance Graph

The following graph compares the company’s cumulative total shareholder return (assuming a $100 investment on and reinvestment of dividends) (“TSR”) for its publicly traded shares on the TSX compared with that of the S&P/TSX composite index (the “S&P/TSX Index”), assuming reinvestment of all dividends.

Fiscal Year	2014 ($)	2015 ($)	2016 ($)	2017 ($)	2018 ($)
DHX Media Ltd.(2)	215.15	302.71	222.16	201.76	114.32
S&P/TSX Index	124.87	119.99	115.96	125.17	134.20

(1)	Past performance is not necessarily indicative of future results.

(2)

The information set forth in the charts above prior to October 9, 2014 is in respect of DHX Media’s common shares, which traded on the TSX under the symbol “DHX”. All information from October 9, 2014 to May 30, 2018 reflects a volume weighted average price of DHX Media’s Common Voting Shares and Variable Voting Shares on the TSX, which traded under the symbols “DHX.B” and “DHX.A”, respectively. Effective May 30, 2018, the Company consolidated its trading symbols on the TSX under the symbol “DHX” and information following such date reflects trading on the TSX under the consolidated trading symbol.

Over the period from July 1, 2013 to June 30, 2018 DHX Media delivered a TSR of approximately 14% compared to approximately 34% for the S&P/TSX Index, with a compound annual growth rate of 2.71% over the same period compared to 6.06% for the S&P/TSX Index.

During fiscal 2018, the Company made significant changes to its executive management team and structure in connection with its strategic review and in response to the recent underperformance of the Company and its publicly traded shares, among other considerations. Michael Donovan was appointed as CEO, retaining his role as Executive Chairman, and Doug Lamb, CFO, Aaron Ames, COO, and Roz Nowicki, EVP, Peanuts Worldwide, were all newly appointed as executives of the Company in fiscal 2018. In order to attract, retain and motivate such executives and strengthen its management team overall, which the Company believes is important to its future success, the Company agreed to certain compensation terms which will not recur in future years. Overall, the Company believes its NEO compensation levels are appropriate notwithstanding the recent performance of its publicly traded shares when taking into consideration the significant management restructuring in fiscal 2018, among other reasons described elsewhere in this Circular.

Summary Compensation Table

The following table sets forth information regarding compensation of the Company's NEOs:

Annual Compensation
				Option-	Annual
Name and	Fiscal		Share-Based	Based	Incentive	All Other	Total
Principal Position	Year	Salary	Awards(8)	Awards(9)	Plans(10)	Compensation(11)	Compensation
Michael Donovan(1)	2018	$466,667	–	$246,000	$363,185	$1,424	$1,077,276
Executive	2017	$425,000	$220,155	$156,750	–	$1,845	$803,750
Chairman and	2016	$425,000	–	$289,000	$250,000	–	$964,000
CEO
Dana Landry(2)	2018	$316,667	–	$246,000	–	1,381,270	1,943,937
Former CEO	2017	$475,000	$275,195	$209,000	–	$15,368	$974,563
	2016	$475,000	–	$289,000	$306,090	$12,575	$1,082,665
Doug Lamb(3)	2018	$130,769	–	–	$67,945	$3,692	$202,406
CFO	2017	–	–	–	–	–	–
	2016	–	–	–	–	–	–
Keith Abriel(4)	2018	$180,000	–	$106,600	–	$519,159	$805,759
Former CFO	2017	$270,000	$164,983	$104,500	$40,000	$17,258	$596,741
	2016	$270,000	–	$126,293	$125,000	$14,956	$536,249
Aaron Ames(5)	2018	$359,892	–	$246,000	$84,375	$230,384	$920,651
Chief Operating	2017	–	–	–	–	–	–
Officer	2016	–	–	–	–	–	–
Peter Byrne(6)	2018	$459,800	–	$65,600	$194,700	$712	$720,812
EVP, DHX	2017	$334,400	$110,081	$52,548	$166,380	$659	$664,068
Brands / Head of	2016	$340,000	–	$144,500	$542,211	$27,200	$1,053,911
CPLG
Roz Nowicki(7)	2018	$340,883	–	$370,000	$259,928	$353,680	$1,324,491
EVP, Peanuts	2017	–	–	–	–	–	–
Worldwide	2016	–	–	–	–	–	–

(1)	Michael Donovan was appointed as CEO of the Company, retaining his position as Executive Chairman, effective February 26, 2018. In connection with such appointment, Mr. Donovan’s annual base salary was increased to $550,000. Mr. Donovan’s annual incentive plan amount was pro-rated for the period during which he was CEO. Refer to “Employment Agreements” below for additional information.
(2)	Dana Landry ceased to be CEO effective February 26, 2018. Amounts included under All Other Compensation for Mr. Landry include the cash severance payments made in connection with his departure. Refer to “Severance Arrangements” below for additional information.
(3)	Doug Lamb was appointed as CFO of the Company effective February 26, 2018 at an annual base salary of $400,000. Refer to “Employment Agreements” below for additional information.
(4)	Keith Abriel ceased to be CFO effective February 26, 2018. Amounts included under All Other Compensation for Mr. Abriel include the cash severance payments made in connection with his departure. Refer to “Severance Arrangements” below for additional information.
(5)	Aaron Ames was appointed as COO effective April 18, 2018 at an annual base salary of $450,000. Prior to such appointment, Mr. Ames was engaged by the Company in connection with its transition of the Peanuts and Strawberry Shortcake acquisition and cost rationalization initiatives. Amounts included under Salary include consulting fees paid to a company controlled by Mr. Ames for Mr. Ames’ services in the amount of $264,700. In connection with such consulting activities, during fiscal 2018 Mr. Ames was granted 150,000 Options with fair value of $246,000. Amounts disclosed under All Other Compensation include a contractually agreed one-time signing payment of $230,000. Refer to “Employment Agreements” below for additional information.
(6)	Peter Byrne is paid his salary, bonus, and any other cash compensation in GBP. The conversion of Mr. Byrne's salary from GBP to CAD was calculated using the Bank of Canada annual average exchange rate for 2017, which was approximately 1.67. The conversion of Mr. Byrne's other cash compensation from GBP to CAD was calculated using the quoted rate for the Company on the date of payment. During fiscal 2018, Mr. Byrne entered into an amendment to his employment agreement which increased his annual base salary effective July 1, 2017 to £275,000. Refer to “Employment Agreements” below for additional information.
(7)	Roz Nowicki was appointed as EVP, Peanuts Worldwide effective October 1, 2018 in connection with the Company’s acquisition of the Peanuts and Strawberry Shortcake business at an annual base salary of US$350,000. In connection with such appointment, Ms. Nowicki’s contract provided for a one-time signing payment of US$30,000 and she was additionally granted 200,000 Options with fair value of $370,000. Amounts disclosed under All Other Compensation include Ms. Nowicki’s signing payment and an additional contractually agreed bonus amount in connection with the transition of her employment in the amount of $309,401. Ms. Nowicki is paid her salary, bonus, and any other cash compensation in USD. The conversion of Ms. Nowicki’s salary from USD to CAD was calculated using the Bank of Canada annual average exchange rate for 2017, which was approximately 1.30. The conversion of Ms. Nowicki’s other cash compensation from USD to CAD was calculated using the quoted rate for the Company on the date of payment. Refer to “Employment Agreements” below for additional information.
(8)	Share-based awards are comprised of grants of PSUs under the Company’s PSU Plan. Value shown is based on the estimated grant date fair value of the applicable awards determined by multiplying the target number of PSUs granted (i.e. assuming performance criteria achieved at target) by their value established according to the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS (see assumptions below):

Year Ended
June 30, 2017
Weighted Average Fair value per PSU granted during the applicable fiscal year	$6.86
Assumptions:
Weighted Average Risk-free interest rate	0.51%
Weighted Average Expected dividend yield	1.03%
Weighted Average Expected volatility	30.5%
Weighted Average Expected life	2.25 years

(9)	Options vest at various times and expire 7 years from the date of issuance. Value shown is based on the estimated grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS (see assumptions below):

	Year Ended	Year Ended	Year Ended
	June 30, 2016	June 30, 2017	June 30, 2018
Weighted Average Fair value per option granted during the applicable fiscal year	$2.75	$2.01	$1.67
Assumptions:
Weighted Average Risk-free interest rate	0.64%	0.69%	1.45%
Weighted Average Expected dividend yield	0.75%	1.08%	1.35%
Weighted Average Expected volatility	41%	37%	36%
Weighted Average Expected life	5 years	5 years	5 years

(10)	The amounts reflected in this column include the performance-based annual cash bonuses under the Company’s short-term incentive plan. For additional information concerning the determination of such compensation element, including applicable performance metrics for fiscal 2018, refer to “Determining Compensation – Short-Term Incentive Plan” above.
(11)	The amounts reflected in this column include all other compensation not reported in any other column of the table for each of the NEOs and, unless otherwise indicated elsewhere in this Circular, is comprised of benefit amounts under the Company’s employee share purchase plan, Company contributions to the NEO’s account under the RRSP Plan and notional value of dividends accrued but not paid under PSU awards.

Incentive Plan Awards

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2018 for each NEO:

Option-Based Awards
	Number of Securities	Option		Value of
	Underlying	Exercise		Unexercised in the
Name(1)	Unexercised Options	Price	Option Expiration Date	Money Options(2)
	100,000	$8.40	September 30, 2022	–
	75,000	$7.02	October 2, 2023	–
Michael Donovan	150,000	$5.73	July 10, 2024	–
Doug Lamb	–	–	–	–

Option-Based Awards
	Number of Securities	Option		Value of
	Underlying	Exercise		Unexercised in the
Name(1)	Unexercised Options	Price	Option Expiration Date	Money Options(2)
	100,000	$5.73	July 10, 2024	–
Aaron Ames	50,000	$5.73	July 10, 2024	–
	150,000	$8.27	October 1, 2019	–
	50,000	$8.40	September 30, 2022	–
	25,000	$7.02	October 2, 2023	–
Peter Byrne	40,000	$5.73	July 10, 2024	–
Roz Nowicki	200,000	$5.47	October 1, 2024	–

(1)	Refer to “Severance Arrangements” below for information concerning Dana Landry and Keith Abriel’s Option-based awards.
(3)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2018, which was $2.73.

The following table sets forth information regarding all Share-based awards (i.e. PSUs) outstanding as at June 30, 2018 for each NEO:

Share-Based Awards
	Number of	Value of share-based	Value of vested share-based
	shares/units that have	awards that have not	awards not paid
Name(1)	not vested	vested(2)	out/distributed(3)
Michael Donovan	7,123	$20,543	$51,353
Doug Lamb	–	–	–
Aaron Ames	–	–	–
Peter Byrne	3,562	$10,273	$25,676
Roz Nowicki	–	–	–

(1)	Refer to “Severance Arrangements” below for information concerning Dana Landry and Keith Abriel’s Share-based awards.
(2)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2018, which was $2.73. Includes notional accrued dividend amounts. Outstanding awards vest on June 30, 2019.
(3)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2018, which was $2.73. Includes notional accrued dividend amounts. Vested share-based awards were settled in July, 2018.

The following table sets forth for each NEO the value vested or earned under incentive plans of the Company during the year ended June 30, 2018:

Incentive Plan Awards
	Option-Based Awards	Share-Based Awards	Non-Equity Incentive Plan
	Value Vested During	– Value Vested During	Compensation – Value Earned
Name(1)	2018(4)	2018(5)	During 2018
Michael Donovan(2)	–	$51,353	$363,185
Doug Lamb	–	–	$67,945
Aaron Ames	–	–	$84,375
Peter Byrne(3)	–	$25,676	$194,700

Incentive Plan Awards
	Option-Based Awards	Share-Based Awards	Non-Equity Incentive Plan
	Value Vested During	– Value Vested During	Compensation – Value Earned
Name(1)	2018(4)	2018(5)	During 2018
Roz Nowicki	–	–	$259,928

(1)	Refer to “Severance Arrangements” below for information concerning Dana Landry and Keith Abriel’s Option and Share-based awards.
(2)	During fiscal 2018, Michael Donovan had (a) 25,000 Options vest on October 1, 2017 with an exercise price of $8.40 per Option and (b) 18,750 Options vest on October 3, 2017 with an exercise price of $7.02 per Option.
(3)	During fiscal 2018, Peter Byrne had (a) 12,500 Options vest on October 1, 2017 with an exercise price of $8.40 per Option, (b) 37,500 Options vest on October 2, 2017 with an exercise price of $8.27 per Option, and (c) 6,250 Options vest on October 3, 2017 with an exercise price of $7.02 per Option.
(4)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Closing Market Price
August 6, 2017	$6.75
October 1 2017	$5.52
October 3, 2017	$5.08

(5)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2018, which was $2.73. Includes notional accrued dividend amounts.

During fiscal 2018, none of the NEOs of the Company exercised any Options. Accordingly, there were no gains by the NEOs from exercising Options during fiscal 2018.

CEO Share Ownership

The following table sets forth the total number of Shares and crystallized PSUs held by the CEO, including approximate value:

Category	Number	Value(1)
Shares	5,245,687	$14,845,294
PSUs	7,123	$20,158
Total	5,252,810	$14,865,452

(1)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on November 13, 2018 which was $2.83.

Compensation of Directors

The Board determines the compensation for the Company’s directors on the recommendation of the Governance Committee, which, as part of its mandate, evaluates director compensation to ensure that it is competitive and aligns the interests of directors and Shareholders. DHX Media’s director compensation practices are intended to attract and retain experienced and effective directors to serve on the Board and align their interests with the interests of Shareholders.

The following table sets forth, for the fiscal year ended June 30, 2018, information concerning the compensation paid to the Company's directors, other than the Executive Chairman and CEO who is not provided with additional compensation for his role as a member of the Board:

Compensation of Directors
		Option-Based	Other
Director	Fees Earned	Awards(7)	Compensation	Total
Elizabeth Beale(1)	$245,000	$38,356	–	$283,356
David Colville	$117,000	$38,356	–	$155,356
Deborah Drisdell	$118,750	$38,356	–	$157,106
Alan Hibben(2)	$55,500	–	–	$55,500
Geoffrey Machum(3)	$250,250	$38,356	–	$288,606
Rob Sobey	$110,500	$38,356	–	$148,856
Catherine Tait(4)	$79,750	$38,356	–	$118,106
Jonathan Whitcher(5)	$30,750	–	–	$30,750
Donald Wright(6)	$320,250	$38,356	–	$358,606

(1)	During fiscal 2018, Elizabeth Beale was a member of the Special Committee in connection with the Company’s strategic review. Of Ms. Beale’s total fees earned, $124,000 were for her services as a member of the Special Committee.
(2)	Alan Hibben was appointed to the Board on March 23, 2018. Accordingly, fees earned by Mr. Hibben were for the period from such date to June 30, 2018.
(3)	During fiscal 2018, Geoffrey Machum was a member of the Special Committee in connection with the Company’s strategic review. Of Mr. Machum’s total fees earned, $124,000 were for his services as a member of the Special Committee.
(4)	Catherine Tait resigned as a director of the Company effective as of May 15, 2018 during the Company’s fiscal year 2018. Accordingly, fees earned by Ms. Tait were for the period from July 1, 2017 to May 15, 2018. Ms. Tait’s Options were forfeited in accordance with the terms of the Stock Option Plan
(5)	Jonathan Whitcher was appointed to the board of directors on June 25, 2018. Accordingly, fees earned by Mr. Whitcher were for the period from such date to June 30, 2018.
(6)	During fiscal 2018, Donald Wright was the Chair of the Special Committee in connection with the Company’s strategic review. Of Mr. Wright’s total fees earned, $146,000 were for his services as Chair of the Special Committee.
(7)	Refer to note 9 under “Summary Compensation Table” above for a description of the Company’s approach to determining fair value of Options.

All non-executive directors are paid an annual stipend of $75,000 and attendance fees of $2,000 per meeting, whether attendance is in person or via teleconference, with the Lead Director receiving an annual stipend of $85,000 and attendance fees of $2,000 per meeting. Non-executive directors who act as chair of the Audit Committee are entitled to an annual stipend of $20,000. Non-executive directors who act as chair of the HRCC, Governance Committee, Production Financing Committee and/or Corporate Finance Committee are entitled to an annual stipend of $15,000. All members of committees of the board also receive an additional $2,000 per meeting for attendance.

During fiscal 2018, the Company formed a Special Committee in connection with its strategic review. The chair of such committee was paid a one-time stipend of $50,000 and the other members were paid a one-time stipend of $30,000. Each member of the Special Committee received $2,000 per meeting for attendance.

All directors are entitled to be reimbursed for their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

In accordance with and subject to the Stock Option Plan, the HRCC may from time to time, at its discretion, recommend to the Board for approval the granting of Options to any of the non-executive directors on such terms and conditions as the HRCC determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of Options as the HRCC determines to be in the best interests of the Company, subject to the terms of the Stock Option Plan and having regard to the Company's capitalization and share price, the tax implications for the directors, corporate governance policies and considerations, including current governance and compensation “best practices”, and such other factors as the HRCC deems relevant in its determination. In accordance with and as prescribed by the Stock Option Plan, any such grants are subject to a maximum of $100,000 fair value grant in any single year. Any Options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive Options in their capacity as directors.

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2018 for each director of the Company other than the directors who are also NEOs:

Option-Based Awards
	Number of Securities
	Underlying	Option Exercise	Option Expiration	Value of Unexercised in
Name	Unexercised Options	Price	Date	the Money Options(1)
	100,000	$9.29	February 19, 2020	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Elizabeth Beale	60,000	$5.73	July 10, 2024	–
	100,000	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
David Colville	60,000	$5.73	July 10, 2024	–
	100,000	$6.93	February 18, 2023	–
	47,800	$7.02	October 2, 2023	–
Deborah Drisdell	60,000	$5.73	July 10, 2024	–
Alan Hibben	–	–	–	–
	100,000	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Geoffrey Machum	60,000	$5.73	July 10, 2024	–
	75,000	$4.07	November 20, 2018	–
	37,500	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Rob Sobey	60,000	$5.73	July 10, 2024	–
Jonathan Whitcher	–	–	–	–
	100,000	$4.07	November 20, 2018	–
	37,500	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Donald Wright	60,000	$5.73	July 10, 2024	–

(1)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2018, which was $2.73.

The following table sets forth for each director of the Company the value vested or earned under incentive plans of the Company during the year ended June 30, 2018:

Incentive Plan Awards
	Option-Based Awards	Share-Based Awards	Non-Equity Incentive Plan
	Value Vested During	– Value Vested During	Compensation – Value Earned
Name	2018(7)	2018(8)	During 2018(9)
Elizabeth Beale(1)	–	–	–

Incentive Plan Awards
	Option-Based Awards	Share-Based Awards	Non-Equity Incentive Plan
	Value Vested During	– Value Vested During	Compensation – Value Earned
Name	2018(7)	2018(8)	During 2018(9)
David Colville(2)	–	–	–
Deborah Drisdell(3)	–	–	–
Alan Hibben	–	–	–
Geoffrey Machum(4)	–	–	–
Rob Sobey(5)	–	–	–
Jonathan Whitcher	–	–	–
Donald Wright(6)	–	–	–

(1)	During fiscal 2018, Elizabeth Beale had (a) 9,875 Options vest on October 1, 2017 with an exercise price of $8.40 per Option, (b) 11,950 Options vest on October 3, 2017 with an exercise price of $7.02 per Option, and (c) 25,000 Options vest on February 20, 2018 with an exercise price of $9.29 per Option.
(2)	During fiscal 2018, David Colville had (a) 9,875 Options vest on October 1, 2017 with an exercise price of $8.40 per Option, (b) 25,000 Options vest on October 2, 2017 with an exercise price of $8.27 per Option, and (c) 11,950 Options vest on October 3, 2017 with an exercise price of $7.02 per Option.
(3)	During fiscal 2018, Deborah Drisdell had (a) 11,950 Options vest on October 3, 2017 with an exercise price of $7.02 per Option and (b) 25,000 Options vest on February 19, 2018 with an exercise price of $6.93 per Option.
(4)	During fiscal 2018, Geoffrey Machum had (a) 9,875 Options vest on October 1, 2017 with an exercise price of $8.40 per Option, (b) 25,000 Options vest on October 2, 2017 with an exercise price of $8.27 per Option, and (c) 11,950 Options vest on October 3, 2017 with an exercise price of $7.02.
(5)	During fiscal 2018, Rob Sobey had (a) 9,875 Options vest on October 1, 2017 with an exercise price of $8.40 per Option, (b) 9,375 Options vest on October 2, 2017 with an exercise price of $8.27, and (c) 11,950 Options vest on October 3, 2017 with an exercise price of $7.02 per Option.
(6)	During fiscal 2018, Donald Wright had (a) 9,875 Options vest on October 1, 2017 with an exercise price of $8.40 per Option, (b) 9,375 Options vest on October 2, 2017 with an exercise price of $8.27, and (c) 11,950 Options vest on October 3, 2017 with an exercise price of $7.02 per Option.
(7)	Calculated based on the closing price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Closing Market Price
October 1, 2017	$5.52
October 2, 2017	$5.52
October 3, 2017	$5.08
February 19, 2018	$4.39
February 20, 2018	$4.39

(8)	Directors did not participate in any share-based incentive plans in the fiscal year ended June 30, 2018.
(9)	Directors do not participate in any non-equity incentive plans.

Share Ownership Guidelines

On November 9, 2016, the Company adopted share ownership guidelines for the Board. The guidelines dictate directors personally hold three times the annual board retainer (i.e. $225,000 in total) in value of shares of the Company and directors have a period of five years to obtain that level of share ownership. Value of share ownership will be determined based on the price at which the directors acquired shares. The Board adopted a Deferred Share Unit Plan (“DSU Plan”) on November 9, 2018. Directors of the Company will participate in the DSU Plan beginning in the fiscal year ended June 30, 2019. Starting in fiscal 2019, deferred share units (“DSUs”) will count towards satisfaction of share ownership guidelines.

A DSU, like a PSU, is a performance-based notional share unit entitling the holder to a conditional right to payment where the value of each DSU vested and paid out is linked to the value of a Common Voting Share or Variable Voting Share, depending on the holder’s status as Canadian or a non-Canadian under the Direction. Unlike PSUs, which must be settled within 3 years of grant, DSUs are settled following the termination of the holder’s service as a director or employee of the Company. In addition, DSUs may not be settled by the issuance of Shares from treasury, but instead result in a cash payment obligation for the Company, unless the Company elects to set up a trust to purchase Shares in the market to be used to settle DSUs.

Employment Agreements

DHX Media has entered into employment agreements with each NEO of the Company. A summary of the key compensation-related terms of the employment agreements for each of the NEOs is set forth below.

Michael Donovan was appointed as CEO and retained his role as Executive Chairman of the Company during fiscal 2018. Effective February 26, 2018, Mr. Donovan entered into a new employment agreement with the Company which provides for an annual base salary of $550,000 and a discretionary bonus range from 50% to 125% of base salary determined based on achievement of pre-determined annual scorecard performance metrics in place from time to time. Mr. Donovan’s agreement also provides for a grant of 1,000,000 Options, 50% of which vest on achievement of a share price of $10.00 and the remaining 50% to vest one year following the vesting of the initial 50%, provided that the share price remains $10.00 or higher. Such grant of Options occurred following the Company’s fiscal year ended 2018.

Doug Lamb was appointed as CFO of the Company during fiscal 2018 effective February 26, 2018. At such time, Mr. Lamb entered into an employment agreement with the Company which provides for an annual base salary of $400,000 and a discretionary bonus with a target of 50% base salary determined based on the pre-determined performance goals and objectives of the Company and the executive in place from time to time. In connection with entering into such agreement, Mr. Lamb was granted 294,500 Options. Such grant of Options occurred following the Company’s fiscal year ended 2018.

Aaron Ames was appointed as COO of the Company during fiscal 2018 effective April 18, 2018. At such time, Mr. Ames entered into an employment agreement with the Company which provides for an annual base salary of $450,000, a one-time signing payment of $230,000 and a discretionary bonus with a target of 75% of base salary determined based on the pre-determined performance goals and objectives of the Company and the executive in place from time to time. In connection with entering into such agreement, Mr. Ames was granted 450,000 Options. Such grant of Options occurred following the Company’s fiscal year ended 2018.

Peter Byrne’s employment agreement provides for an annual base salary of £275,000 with a discretionary bonus with a target of £100,000 determined based on the pre-determined performance goals and objectives of the Company, business unit and the executive in place from time to time. Mr. Byrne is also eligible to receive an additional discretionary annual bonus with a maximum of £50,000, determined based on the pre-determined goals and objectives of certain business unit responsibilities overseen by Mr. Byrne.

Roz Nowicki was appointed as EVP, Peanuts Worldwide of the Company during fiscal 2018 effective October 1, 2017 in connection with the Company’s acquisition of the Peanuts and Strawberry Shortcake business. At such time, Ms. Nowicki entered into an employment agreement with the Company which provides for an annual base salary of US$350,000, a one-time signing payment of US$30,000 and a discretionary bonus with a target of US$100,000 plus 45% of base salary determined based on the pre-determined performance goals and objectives of the Company, business unit and the executive in place from time to time. As part of the transition of Ms. Nowicki’s employment to DHX Media, the Company agreed to honor previous bonus amounts and calculation arrangements with her prior employer from July 1, 2017 up to the end of the calendar year ending December 31, 2017. Commencing January 1, 2018 and following, Ms. Nowicki’s bonus calculation was and will be in accordance with the policies of the Company and as described above.

In addition to the foregoing, all NEO employment agreements include, among others, the following terms: (i) scope of responsibilities; (ii) entitlement to benefits; (iii) grants and participation in the equity compensation plans of the Company from time to time, subject to the discretion of the HRCC; (iv) intellectual property developed by the executive in the course of employment will be the exclusive property of the Company; (v) non-solicitation of employees of the Company during the term of employment and for a six month period following termination; (vi) non-competition with the employer during the term of employment and for six months following termination; and (vii) non-disclosure of confidential information of the Company. The employment agreements with senior executives of the Company are for an indefinite term.

Severance Arrangements

In connection with his departure, $1,374,246 was accrued owing to Dana Landry, comprised of severance and accrued bonus. Mr. Landry’s unvested Options were forfeited and his vested Options either expired out of the money or were exercised, in each case in accordance with the terms of the Stock Option Plan. Mr. Landry’s vested and crystallized PSUs were settled in accordance with the terms of the PSU Plan and resulted in a total payout value of $66,482.

In connection with his departure, Keith Abriel was paid a total of $507,750, comprised of 18 months’ base salary (plus 5% RRSP Plan match) and $82,500 in accrued but unpaid bonus. Mr. Abriel’s unvested Options were forfeited and his vested Options expired out of the money, in each case in accordance with the terms of the Stock Option Plan. Mr. Abriel’s vested and crystallized PSUs were settled in accordance with the terms of the PSU Plan and resulted in a total payout value of $65,199.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables, and benefits to which each NEO would be entitled under their present employment agreement and applicable plans, assuming resignation, termination for cause, termination without cause, and termination without cause or resignation due to a material reduction or change in job responsibilities (or in the case of Peter Byrne, termination by the employee for fundamental breach of the employment agreement by the employer) within six months following a change of control (i.e. double trigger) (“Change of Control”), assuming the triggering event took place on June 30, 2018:

		Cash	Short-Term	Stock
Name	Departure Scenario(5)	Severance(6)	Incentive	Options	PSUs(7)	Total
Michael	Resignation	$550,000	–	–	–	$550,000
Donovan(1)	Termination for Cause	–	–	–	–	–
	Termination without Cause	$1,100,000	$363,185	–	$51,353	$1,514,538
	Change of Control	$1,100,000	$363,185	–	$51,353	$1,514,538
Doug Lamb	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$400,000	$200,000	–	–	$600,000
	Change of Control	–	–	–	–	–
Aaron Ames(2)	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$675,000	$84,375	–	–	$759,375
	Change of Control	$675,000	$84,375	–	–	$759,375
Peter Byrne(3)	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$238,659	$190,927	–	$25,676	$455,262
	Change of Control	$477,318	–	–	$25,676	$502,994
Roz Nowicki(4)	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$460,880	$259,928	–	–	$720,808
	Change of Control	$499,287	$259,928	–	–	$759,215

(1)	Michael Donovan’s cash severance in the event of resignation was calculated based on the incremental period of continued base salary for the period from the termination date until January 1, 2020. Refer to the table below for a description of certain additional rights of Mr. Donovan on termination without cause and Change of Control.
(2)	In the event of a termination without cause or a Change of Control accompanied by a qualifying termination of employment, all of Aaron Ames’ Options immediately vest pursuant to the terms of his employment agreement. Assuming the triggering event occurred on June 30, 2018, all of Mr. Ames’ accelerated Options were not “in the money” calculated based on the closing price of the Company’s Voting Shares traded on the TSX on the last trading day of the Company’s year ended June 30, 2018, which was $2.73. Amounts under Short-Term Incentive include one-time payments which had accrued under Mr. Ames’ employment agreement.
(3)	As discussed under Note 6 to the Summary Compensation Table above, Peter Byrne is paid in GBP. The conversion of Mr. Byrne’s cash severance and short-term incentive from GBP to CAD on termination without cause was calculated using the Bank of Canada average exchange rate on the assumed date of payment (June 30, 2018) which was approximately 1.74.
(4)	Amounts under Short-Term Incentive include one-time payments which had accrued under Roz Nowicki’s employment agreement. As discussed under Note 7 to the Summary Compensation Table above, Ms. Nowicki is paid in USD. The conversion of Ms.

Nowicki’s cash severance and short-term incentive from USD to CAD on termination without cause was calculated using the Bank of Canada average exchange rate on the assumed date of payment (June 30, 2018) which was approximately 1.32.
(5)	Refer to the tables below for a description of the entitlements of each NEO under applicable departure scenarios.
(6)	Calculated based on annualized base salary which was in effect as of June 30, 2018.
(7)	Calculated assuming the HRCC determines to settle outstanding crystallized PSUs on June 30, 2018.

The following is a summary of the terms and entitlements with respect to the applicable departure scenarios afforded to each NEO under his or her employment agreement or applicable compensation plans as of June 30, 2018:

Michael Donovan
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	Executive may resign with 6 months’ prior notice and is entitled to receive base salary continuance from the termination date until January 1, 2020
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	Executive is entitled to 24 months’ base salary plus any accrued bonus to the date of termination
	-	Executive granted an option to purchase certain production assets of the Company based in Halifax, NS at fair market value
Change of Control	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment
	-	If on a Change of Control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	Executive is entitled to 24 months’ base salary plus any accrued bonus to the date of termination
	-	Executive granted an option to purchase certain production assets of the Company based in Halifax, NS at fair market value

Doug Lamb
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	Executive is entitled to 12 months’ base salary plus target bonus

Doug Lamb
Change of Control	-	All unvested Options immediately accelerate, provided that the Change of Control is accompanied by a qualifying termination of employment
	-	If on a Change of Control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	Executive is entitled to 12 months’ base salary plus target bonus

Aaron Ames
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
Termination without Cause	-	All outstanding Options immediately vest
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	Executive is entitled to 18 months’ base salary along with any accrued bonus to the date of termination
Change of Control	-	All outstanding Options immediately vest on Change of Control
	-	If on a Change of Control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	Executive is entitled to 18 months’ base salary along with any accrued bonus to the date of termination

Peter Byrne
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	Following resignation, the executive will be entitled to 6 months base salary continuance, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
	-	Following termination, the executive will be entitled to 6 months base salary continuance, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	On termination without cause (immediate effect), the executive is entitled to 6 months’ base salary, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement

Peter Byrne
	-	If termination arises as a result of death, redundancy, or injury, ill-health or disability, the executive will be entitled to a pro-rated bonus for months worked during the applicable year
Change of Control	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment
	-	If on a Change of Control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	Executive is entitled to 12 months’ base salary, conditional upon the executive complying with his obligations under the employment agreement relating to confidentiality, employer ownership of intellectual property, non-competition, non-solicitation, and non-disparagement provisions, and all other obligations on termination o the employment agreement

Roz Nowicki
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	Executive may resign with 3 months’ notice
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	Executive entitled to 12 months’ base salary plus any accrued bonus
Change of Control	-	All Options terminate immediately prior to Change of Control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the Change of Control being accompanied by a qualifying termination of employment
	-	If on a Change of Control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	Executive is entitled to 12 months’ base salary, plus 1 month per year (or partial) year of employment to a maximum of 18 months, plus any accrued bonus

Advisory Vote on Executive Compensation

The Company has determined that it would not be appropriate to adopt a ‘say on pay’ advisory vote resolution on its executive compensation at this time and it is presently not required to do so. This determination was made taking into consideration that the Company is presently continuing its process of advancing its executive compensation program in a number of ways and evaluating its policies and practices in light of the significant management restructuring that occurred in fiscal 2018. The Company intends to re-evaluate whether it would be appropriate to adopt a ‘say on pay’ advisory vote once it has completed such initiatives.

EQUITY COMPENSATION PLAN INFORMATION

Under the Company’s Stock Option Plan and PSU Plan, the maximum number of Voting Shares that may be issued pursuant to grants under all security-based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, which may be allocated among the security-based compensation arrangements of the Company by the HRCC. As of June 30, 2018, such 8.5% maximum was equal to 11,414,980 Voting Shares.

The following table sets out the number of securities authorized for issuance under DHX Media's equity compensation plans approved by securityholders as of June 30, 2018. DHX Media does not have any equity compensation plans that have not been approved by its securityholders.

	Number of securities to	Weighted-average
	be issued upon exercise	exercise price of	Number of securities remaining
	of outstanding options /	outstanding	available for future issuance
Plan Category	settlement of PSUs	options	under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan(1)	8,123,475	$6.41	3,013,099
PSU Plan(2)	207,270	N/A	3,013,099
Employee Share Purchase Plan(3)	–	N/A	71,136
Total(4)	8,330,745	$6.41	3,084,235

(1)	The number of securities to be issued upon exercise of outstanding Options represents approximately 6.05% of the total number of Voting Shares issued and outstanding as of June 30, 2018. The number of securities remaining available for future issuance under the Option Plan is the total number of securities that may be issued under the Stock Option Plan and PSU Plan taking into consideration the outstanding Options, PSUs and the amount reserved under the Employee Share Purchase Plan. Expressed as a percentage this represents approximately 2.24% of the total number of Voting Shares issued and outstanding as of June 30, 2018.
(2)	The number of securities to be issued upon settlement of outstanding crystallized PSUs represents approximately 0.15% of the total number of Voting Shares issued and outstanding as of June 30, 2018. The number of securities remaining available for future issuance under the PSU Plan is the total number of securities that may be issued under the PSU Plan and Stock Option Plan taking into consideration the outstanding Options, PSUs and the amount reserved under the Employee Share Purchase Plan. Expressed as a percentage this represents approximately 2.24% of the total number of Voting Shares issued and outstanding as of June 30, 2018.
(3)	As of June 30, 2017, the Company had a total of 71,136 Voting Shares reserved for issuance with the TSX under its Employee Share Purchase Plan, which represents approximately 0.05% of the total number of Voting Shares issued and outstanding as of June 30, 2018.
(4)	The total number of securities to be issued upon exercise of outstanding Options and settlement of crystallized PSUs represents approximately 6.20% of the total number of Voting Shares issued and outstanding as of June 30, 2018. The total number of securities remaining available for future issuance under the equity compensation plans of the Company represents approximately 2.30% of the total number of Voting Shares issued and outstanding as of June 30, 2018.

The following table shows the Company’s “burn rate” (calculated by dividing the number of awards granted during the applicable year, by the weighted average number of Voting Shares outstanding for the applicable year) for of the fiscal years 2018, 2017 and 2016:

Plan Category	2018	2017	2016
Stock Option Plan	1.43%	1.30%	1.94%
PSU Plan(1)	–	0.25%	–
Employee Share Purchase Plan	0.03%	0.02%	0.03%
Total	1.46%	1.58%	1.97%

(1)	Calculated based on the applicable 125% and 100% multipliers, as applicable, for such grants.

Stock Option Plan

Under the Stock Option Plan, options to purchase Voting Shares ("Options") may be granted to full-time employees, consultants or directors of DHX Media, its subsidiaries and their respective successors and assigns, provided that participation of non-employee directors of the Company is limited such that no non-employee director shall be granted in any single year Options with a fair value greater than $100,000. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Voting Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Voting Shares on the applicable trading day.

The maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. As a result, should DHX Media issue additional Voting Shares in the future, the number of Voting Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of DHX Media is considered an "evergreen" plan, since the Voting Shares covered by Options which have been exercised shall be available for subsequent grants.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of DHX Media. Moreover, the number of securities issued to insiders of DHX Media within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of DHX Media.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Voting Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by DHX Media at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted, except that if a holder of an Option (an "Optionholder") cannot exercise an Option because the Option expires during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Optionholder, the Option may be exercised up to 10 business days after that Blackout Period ends. "Blackout Period" means the period during which the relevant Optionholder of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

If an Optionholder resigns, ceases to be an employee of DHX Media or ceases to be engaged by DHX Media, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of DHX Media for cause or ceases to be engaged by DHX Media as a consultant for cause or breach of duty, or if a director is removed as a director of DHX Media by action of the Board of the Company or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Voting Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Voting Shares.

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless DHX Media receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Voting Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Voting Shares will not expire and DHX Media will issue to the estate of the deceased that number of Voting Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as DHX Media may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of DHX Media, be exercised by the deceased's legal representatives with respect to up to that number of Options as DHX Media may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder's legal representatives pursuant to a written notice given by them to DHX Media on or prior to the earlier of the 60th day following the giving of such notice by DHX Media and the expiry of the period during which the Option is exercisable.

The Stock Option Plan includes a clawback or recoupment provision which provides that, in the event there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any financial reporting requirements under any applicable laws, regulations or rules, and (i) a current or former executive officer or senior employee of the Company receives Options which were either granted, earned or vest based on the achievement of financial results in the restated financial statements and (ii) the number of Options granted, earned or vested would have been lower had the restated financial statements been properly reported, then, the Company may require a forfeiture or repayment of excess Options, shares or amounts earned in connection therewith.

The following types of amendments to the Stock Option Plan presently require the approval of Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Voting Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; (iv) any amendment to the Stock Option Plan which requires the approval of Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies); (v) any amendment to the provision which imposes a limit of $100,000 fair value grant per year on non-employee director participation in the Stock Option Plan; (vi) any amendment that would extend the term of any outstanding Option beyond its original expiry date; (vii) any material increase in benefits to participants, including any material change to: (a) permit a repricing (or decrease in exercise price) of outstanding Options (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), (b) reduce the price at which Shares or Options to purchase Shares may be offered (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), or (c) extend the duration of the Stock Option Plan; (viii) any material expansion of the class of participants eligible to participate in the Stock Option Plan; (ix) any expansion in the types of options or awards provided under the Stock Option Plan; and (x) any amendment that would permit a participant to assign or otherwise transfer an Option granted under the Stock Option Plan, other than for estate planning purposes.

Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by DHX Media without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Voting Shares are listed and any other requirements of applicable law. Such amendments include, without limitation, housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider (as defined in the Stock Option Plan)), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider (as defined in the Stock Option Plan)) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant's employment or cessation of the participant's directorship. The Stock Option Plan prohibits repricing Options notwithstanding the amendment provisions summarized above.

In the event of a corporate transaction (including a change of control of the Company) Options terminate immediately prior to the effective date of such corporate transaction. The Board may accelerate the vesting of any Option in the event of a corporate transaction, except that (i) accelerated vesting of Options shall only occur in the event of a corporate transaction if the participant’s employment with the Company is terminated without cause or the participant resigns because of a material reduction or material change in job responsibilities and (ii) with respect to any performance-based Options, vesting shall be dependent on achievement of the applicable performance criteria as of the date of such corporate transaction and/or be prorated to the date of such corporate transaction, as applicable.

The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting DHX Media, the Board will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

Performance Share Unit Plan

The PSU Plan provides for the grant of PSUs and/or restricted share units (“RSUs”, and collectively with the PSUs, “Share Units”) to certain key executives and employees of the Company, as determined by the HRCC. The purpose of the PSU Plan is to enhance shareholder value by:

(a)	focusing participants on, and reward participants for, achieving specific long-term financial goals and performance objectives;

(b)	promoting a greater alignment of interests between the Participants and Shareholders of the Company; and
(c)	assisting the Company in attracting, retaining and rewarding key executives and employees.

Eligibility under the PSU Plan is also extended to eligible executives and employees of the Company’s subsidiaries and affiliates, as set out more particularly in the terms of the PSU Plan.

A PSU is a performance-based notional share unit entitling the holder to a conditional right to payment where the value of each PSU vested and paid out is linked to the value of a Common Voting Share or Variable Voting Share, depending on the holder’s status as Canadian or a non-Canadian under the Direction. A RSU is a PSU for which there is no performance-based vesting condition.

The number of Share Units granted to a participant under the Plans will be based on the amount of the grant, as determined by the HRCC, divided by the volume weighted average trading price of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, for the 5 trading days prior to the effective date of the grant (the “Market Value”). Any dividends declared by the Company prior to settlement of the Share Units will result in the grant of an additional number of Share Units to the participant which is equal to the amount of the dividend multiplied by the number of Share Units held by such participant as of the record date of the dividend (which shall include any previous dividends declared by the Company with respect to such Share Units), and dividing the product of such amount by the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, as of the record date of the dividend.

Vesting of the Share Units is subject to the discretion of the HRCC. Vesting of PSUs will typically depend on such financial, personal, operational or transaction-based performance criteria as determined by the HRCC at the time of granting an award of PSUs and as described elsewhere in this Circular. Settlement of the PSUs shall generally occur within 90 days following vesting of the PSUs. Vesting of RSUs will typically depend on the continuous service of the participant for a period of time as determined by the HRCC, after which settlement shall occur. The vesting date for any Share Unit shall be determined by the HRCC at the time of grant, and shall not exceed three fiscal years from the date of grant.

Upon vesting, the Share Units held by participants may be settled in cash, by delivery of Common Voting Shares or Variable Voting Shares, as applicable, issued from treasury of the Company, by the delivery of Common Voting Shares or Variable Voting Shares, as applicable, purchased on the secondary market by a trustee appointed by the Company, or by a combination thereof, at the discretion of the HRCC. Settlement of vested Share Units by cash shall be made by payment by the Company to the participant of an aggregate amount equal to the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, on the settlement date multiplied by the number of Share Units being settled.

If upon a change of control, as defined in the PSU Plan, there is no longer a public market for the Voting Shares to determine Market Value, or in the opinion of the HRCC, performance measures are no longer appropriate or practically measurable, then the HRCC will determine and fix the settlement amount as it deems appropriate. In the event of any take-over bid, merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, business combination or similar transaction, that is not a change of control, in which the Company is not the surviving or continuing corporation, unless the surviving or continuing corporation assumes the Share Units, all unvested Share Units shall vest based on applicable performance measures achieved from the start of the term of such Share Units to a new vesting date determined by the HRCC. Any resulting vested Share Units shall be then be settled on the revised vesting date in accordance with the procedures described above.

Under the PSU Plan, unless otherwise determined by the HRCC, if the employment of a participant is terminated for cause or terminated as a result of the participant’s resignation before all of the Share Units granted to such participant have become vested and have settled, such Share Units which have not vested and been settled by the date of such participant’s termination will be forfeited immediately.

If the employment of a participant is terminated by the Company without cause, or where termination is the result of death of the participant, a proportion of the Share Units granted to the participant which have not vested shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by assuming the Company performs according to budget for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. Similarly, in the event that a participant ceases to actively render services to the Company as a result of leave on account of a disability in respect of which the participant commences receiving, or is eligible to receive, benefits under the Company’s long-term disability plan, or as a result of the retirement of the participant and the participant was employed by the Company for 10 years or less, a proportion of the Share Units granted to the participant which have not vested and settled shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by applying the actual performance of the Company for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. If the retiring participant was employed by the Company for more than 10 years, vesting shall continue on the original schedule. In each case, if a retiring participant accepts employment with a competitor of the Company prior to settlement of the Share Units, the termination of employment shall be treated as a resignation rather than a retirement.

Participants are not permitted to assign or transfer Share Units or any other benefits granted to the participant under the PSU Plan other than by operation of law, with the exception of the receipt of any benefits which are payable under the terms of the PSU Plan upon the death of such participant by such participant’s designated beneficiary.

The HRCC and/ or the Board has the discretion to make amendments to the PSU Plan which it may deem necessary from time to time, without having to obtain Shareholder approval (except to the extent that such amendment would constitute a material amendment to the PSU Plan under the rules of the NASDAQ). Such amendments include, without limitation:

(a)	reduction of the number of Voting Shares issuable under the Plan;
(b)	increase or decrease the maximum number of Shares any single participant is entitled to receive under the PSU Plan;
(c)	any amendment pertaining to the vesting provisions of Share Units under the PSU Plan;
(d)	any amendment to the terms of the PSU Plan relating to the effect of termination, cessation or death of a participant on the right to exercise vested Share Units;
(e)	amend the settlement process for a vested Share Unit;
(f)	add and/or amend any form of financial assistance provision to the PSU Plan;
(g)	amend the eligibility requirements for participants in the PSU Plan, except to the extent such amendment permits non-employee directors of the Company to be participants under the PSU Plan;
(h)	allocate and reallocate among the PSU Plan and the Company’s other securities based compensation arrangements the maximum number of Shares issuable to participants pursuant to each securities based compensation arrangement;
(i)	any amendment as may be necessary or desirable to bring the PSU Plan into compliance with applicable laws;
(j)	any amendment to add covenants of the Company for the protection of participants, provided that the HRCC and/or the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interest of the participants;
(k)	any amendment not inconsistent with the PSU Plan as may be necessary or desirable with respect to matters or questions, which in the good faith opinion of the HRCC and/or the Board, having in mind the best interests of the participants, it may be expedient to make, provided that the HRCC and/or the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the participants; and
(l)	any such changes or corrections which, in the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the HRCC and/or the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interest of the participants.

The PSU Plan provides that no amendment to the PSU Plan or grants made pursuant to the PSU Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the PSU Plan, except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable laws. The PSU Plan also provides that no amendments may be made without approval of Shareholders where such an amendment is proscribed by applicable law, including, without limitation the rules of the TSX and the NASDAQ (or other stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at such time), without approval of Shareholders. The following types of amendments to the provisions of the PSU Plan are also specifically prohibited without approval of Shareholders: (i) increase of the maximum number of shares issuable under the PSU Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such shares; (ii) amendments that would permit non-employee directors of the Company to be participants under the PSU Plan; and (iii) any amendments to the provisions of the PSU Plan dealing with amendment.

The PSU Plan provides that the maximum number of Voting Shares that may be issued to participants under all securities based compensation arrangements of the Company shall not exceed 8.5% of the total number of issued and outstanding Voting Shares, to be allocated among the securities based compensation arrangements by the HRCC from time to time.

Insiders of the Company are eligible to participate in the PSU Plan, however the PSU Plan limits insider participation such that the number of Shares of the Company issued under all securities based compensation arrangements of the Company within a one-year period and the number of Shares of the Company issuable at any time to insiders of the Company under all securities based compensation arrangements of the Company does not exceed 10% of the issued and outstanding Shares of the Company. The PSU Plan does not provide for a maximum number of shares which may be issued to an individual participant pursuant to the PSU Plan other than the insider participation limit.

The PSU Plan contains additional restrictions on awards granted to participants who are citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) intended to ensure that the PSU Plan will comply with Section 409A of the United States Internal Revenue Code of 1986, as amended from time to time, which primarily relate to the time for settlement of PSUs following a termination of employment, and generally require that PSUs be settled within 90 days unless the participant is a “specified employee” within the meaning of Section 409A, in which case settlement must be deferred until six months after the termination of employment.

Employee Share Purchase Plan

Any designated person regularly employed by DHX Media or any of its subsidiaries is eligible to become a member of the ESPP upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of DHX Media. The administrator of the plan is Computershare or such other person appointed by DHX Media to purchase, hold and distribute the Voting Shares in accordance with the terms and provisions of the ESPP.

Pursuant to the ESPP, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. DHX Media then remits the payroll deductions to the administrator who purchases Voting Shares from the treasury of DHX Media at a purchase price equal to the 10 day volume weighted average price of the Voting Shares traded on the TSX less 15%. Therefore, the purchase price of the Voting Shares pursuant to the ESPP could be below the market price (as defined in the TSX Company Manual) of the Voting Shares. The purchased Voting Shares are credited to an account maintained for the member by DHX Media. The Company initially reserved an aggregate of 450,000 shares for issuance under the ESPP.

If a member of the ESPP terminates employment with DHX Media, retires from employment at DHX Media or otherwise elects to withdraw from participation in the ESPP, the member will have the choice to receive (i) the number of whole Voting Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Voting Shares credited to his or her account, less any brokerage fees as determined by the administrator of the ESPP. A member of the ESPP may elect, from time to time, to sell all or part of the Voting Shares credited to the member's account in accordance with DHX Media's Insider Trading Policy by completing and filing with DHX Media a seven day prior notice on a form prescribed by DHX Media.

The ESPP may be terminated at any time by the Board, in which event each member of the ESPP shall receive, as soon as practicable following the effective date of termination of the ESPP, the number of whole Voting Shares in his or her account and a cash payment for any fractional Voting Shares held in his or her account.

In the event that the Voting Shares are subdivided, consolidated, converted or reclassified by DHX Media, or any action of a similar nature affecting the Voting Shares is taken by DHX Media, the Voting Shares held by the administrator of the ESPP for the benefit of the ESPP members shall be appropriately adjusted.

In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the ESPP and will receive the number of whole shares in his or her account and a cheque for fractional shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Company consider good corporate governance to be central to the effective operation of the Company and the enhancement of the interests of its Shareholders. Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of the Company has adopted a mandate, the full text of which is attached hereto as Appendix “B” (the “Board Mandate”). Pursuant to the Board Mandate, the members of the Board have the duty to supervise the management of the business and affairs of the Company and are responsible for providing direction to senior management through the CEO, to pursue the best interests of the Company. The Board Mandate sets out the duties and responsibilities of the Board, including in matters of independence, strategic planning, risk management, human resources management, corporate governance, financial information and reporting, corporate communications and disclosure and the establishment of committees of the Board.

The Board of the Company, with assistance of the Governance Committee, is responsible for establishing independence standards for its member directors in accordance with all binding requirements of the TSX and the rules of NASDAQ on which the Company’s Voting Shares are listed, as well as all other applicable laws, rules, and regulations, including applicable securities laws, rules, and regulations. At least annually, the Board affirmatively determines the independence of each director in accordance with such standards.

The Board has determined that the independent directors of the Company proposed in this Circular are Elizabeth Beale, David Colville, Amanda Cupples, Deborah Drisdell, Eric Ellenbogen, Alan Hibben, Steven Landry, Geoffrey Machum, Jonathan Whitcher, and Donald Wright. Michael Donovan is not considered independent due to his current position as an executive officer of the Company. Accordingly, if the directors proposed in this Circular are appointed at the Meeting, 10 out of 11 of the Company’s directors, representing approximately 91% of the Board, would be considered independent, including the Lead Director, Donald Wright.

To facilitate full and frank discussion, each meeting of the Board and each meeting of the committees of the Board includes an in camera portion during which management is not present. Additionally, any independent director may at any time request an in camera portion of a meeting of the Board or committees, at which members of management of the Company and/or non-independent directors are not in attendance. The Board may also refer certain issues and matters that arise from time to time to a special committee comprised entirely of independent directors for their consideration.

The Company’s By-Laws provide that quorum for the transaction of business at any meeting of the Board shall consist of a majority of the minimum number of directors required by the Company’s Articles, which minimum is three directors, or such greater number as the Board may determine from time to time. The Board has determined that the Company requires a majority of directors present at any meeting and endeavours to encourage attendance and, to the extent possible, schedule meetings well in advance so that all directors are able to attend either in person or via telephone. The ByLaws further provide that the Board shall not transact business at any meeting, other than filling a vacancy in the Board, unless at least 25 per cent of the directors present are resident Canadians, or if the Company has fewer than four directors at least one director present is a resident Canadian, except where a resident Canadian approves in writing the business transacted and had that director been in attendance the required number of resident Canadian directors would have been satisfied. In the case of an equality of votes at a meeting of the Board, the Chair shall not be entitled to a second or casting vote.

The following table summarizes the directors of the Company who are also directors of a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction:

Director	Company
GMP Capital Inc.
Richard’s Packaging Income Fund
Donald Wright	Cinaport Acquisition Corp II
Extendicare Inc.
Hudbay Minerals Inc.
Alan Hibben	Home Capital Group Inc.

During the Company’s fiscal 2018, the Board and its committees held the following number of meetings:

Meetings of the Board of Directors and Committees
Number of Meetings
Board of Directors	8
Audit Committee	5
Human Resources and Compensation Committee	6
Corporate Governance and Nominations Committee	8
Corporate Finance Committee	0
Production Financing Committee	4

The attendance of the directors for fiscal 2018 at such meetings was as follows:

Attendance
					Corporate	Production
		Audit		Governance	Finance	Financing
Directors	Board	Committee	HRCC	Committee	Committee	Committee
Elizabeth Beale	8 of 8	5 of 5	–	8 of 8	0 of 0	–
David Colville	8 of 8	5 of 5	6 of 6	–	–	–
Michael Donovan	8 of 8	–	–	–	–	4 of 4
Deborah Drisdell	8 of 8	–	6 of 6	–	–	4 of 4
Alan Hibben(1)	3 of 8	1 of 5	–	–	0 of 0	–
Dana Landry(2)	4 of 8	–	–	–	–	–
Geoffrey Machum(3)	8 of 8	–	1 of 6	8 of 8	–	–
Robert Sobey	8 of 8	–	6 of 6	–	–	–
Catherine Tait(4)	7 of 8	–	–	–	–	4 of 4
Jonathan Whitcher(5)	1 of 8	–	0 of 6	–	0 of 0	–
Donald Wright	8 of 8	5 of 5	6 of 6	8 of 8	0 of 0	–

(1)	Alan Hibben was appointed to the board of directors on March 23, 2018. Accordingly, he was only eligible to attend three meetings of the board of directors. In addition, Mr. Hibben was appointed to the Audit Committee and Corporate Finance Committee on May 9, 2018. Accordingly, he was only eligible to attend one meeting of the Audit Committee.
(2)	Dana Landry resigned as a director of the Company effective as of February 26, 2018 during the Company’s fiscal year 2018. Accordingly, he was only eligible to attend four meetings of the board of directors.
(3)	Geoffrey Machum was appointed to the Human Resources and Compensation Committee on May 9, 2018. Accordingly, he was only eligible to attend one meeting of the Human Resources and Compensation Committee.
(4)	Catherine Tait resigned as a director of the Company effective as of May 15, 2018 during the Company’s fiscal year 2018. Accordingly, she was only eligible to attend seven meetings of the board of directors.
(5)	Jonathan Whitcher was appointed to the board of directors on June 25, 2018. Accordingly, he was only eligible to attend one meeting of the board of directors. In addition, Mr. Whitcher was appointed to the Human Resources and Compensation Committee on August 9, 2018. Accordingly, he was not eligible to attend any meetings of the Human Resources and Compensation Committee during fiscal year 2018.

Committees of the Board of Directors

The Board of the Company has established the following standing committees:

  Audit Committee

  Human Resources and Compensation Committee

  Corporate Governance and Nominations Committee

  Production Financing Committee

  Corporate Finance Committee

Each of the foregoing committees has adopted a written charter establishing its role and responsibilities. Each of the foregoing committees reviews and reassesses the adequacy of the applicable written charter on an annual basis.

Audit Committee

The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and the integrity of the Company’s financial reporting process. These responsibilities include, among others, reviewing annual and quarterly financial statements and related Management Discussion and Analysis, monitoring and overseeing the accounting and financial reporting processes of the Company, monitoring and overseeing the Company’s internal controls, including internal controls over financial reporting and public disclosure procedures, and reviewing and overseeing the audits of the Company’s financial statements, engaging the independent external auditor of the Company and approving independent audit fees and considering the recommendations of the independent external auditor, reviewing and making recommendations on the risk management and insurance policies of the Company, reviewing material or non-ordinary course related party transactions, establishing and overseeing the Whistleblower Program of the Company, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting, and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. Pursuant to its charter, the audit committee is required to review and assess the adequacy of the charter at least annually. The audit committee has the authority to retain outside counsel or experts to assist the committee in performing its functions.

The Company’s audit committee is chaired by Donald Wright, vice-chaired by Elizabeth Beale, and currently additionally composed of David Colville and Alan Hibben, each of whom is an unrelated independent director. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. Each of the members of the audit committee is “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the applicable NASDAQ rules. The Chair of the audit committee is an “audit committee financial expert” under applicable U.S. securities laws. For a description of the relevant education and experience of the Audit Committee members, refer to “Business of the Meeting – Nominees for Election to the Board” above. The full text of the Audit Committee Charter is available in the Company’s Annual Information Form and under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Human Resources and Compensation Committee

The HRCC is discussed under “Statement of Executive Compensation – Human Resources and Compensation Committee” above. The Human Resources and Compensation Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Corporate Governance and Nominations Committee

The Governance Committee assists the Board in identifying candidates for the Board and in developing effective corporate governance principles for the Company. The Governance Committee is responsible for (i) the oversight of corporate governance practices; (ii) the general management of Board and committee activities including reviewing the Board and committee mandates, scheduling meetings, ensuring effective communication, recommending procedures to permit the Board to function independently from management and reviewing and approving the Company’s response to any applicable rules or regulations of applicable securities regulators and stock exchanges; (iii) evaluating Board, committee and individual director effectiveness, including reviewing the amount and form of director compensation to ensure it is competitive and aligns the interests of directors and shareholders and maintaining a skills matrix; (iv) the identification and recruitment of director candidates and education of directors; (v) succession planning for the CEO. The Governance Committee is also responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. Pursuant to its charter, the Governance Committee is required to review and assess the adequacy of the mandate of the Board and each committee charter (including its own) at least annually.

The Governance Committee is presently chaired by Geoffrey Machum and is currently additionally composed of Elizabeth Beale and Donald A. Wright. Each of the members of the Governance Committee is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The Governance Committee is additionally described below under “Nomination of Directors”. The Corporate Governance and Nominations Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Production Financing Committee

Pursuant to its written charter, the production financing committee (the “Production Financing Committee”) assists the Board in fulfilling its responsibilities by approving all film and television production financing of the Company not already delegated to management and to provide oversight of the Company’s film and television production financing that has been delegated to management. Specific responsibilities and duties of the Production Financing Committee include (i) approving and authorizing production financing and associated terms and conditions, (ii) authorizing the execution of production financing documents, (iii) reporting to the Board on production financing, (iv) periodically reviewing the Company’s production financing structure and thresholds delegated to management, (v) periodically reviewing the production financing policies of the Company, (vi) keeping the Board apprised of the Company’s production financing and recent developments in production financing and (vii) periodically reviewing and assessing its charter and recommending changes to the Board for approval.

The Production Financing Committee is chaired by Deborah Drisdell and is additionally composed of Michael Donovan.

Corporate Finance Committee

Pursuant to its written charter, the corporate finance committee (the “Corporate Finance Committee”) assists the Board in fulfilling its responsibilities by approving matters relating to the financing activities of the Company. Specific responsibilities and duties of the Corporate Finance Committee include (i) reviewing and approving the incurrence of indebtedness of the Company, (ii) reviewing and approving the issuance of equity of the Company, (iii) authorizing the execution of documents relating to matters within the purview of the Corporate Finance Committee, (iv) reporting to the Board on matters of corporate finance and (v) periodically reviewing and assessing its charter and recommending changes to the Board for approval.

The Corporate Finance Committee is chaired by Don Wright and additionally composed of Elizabeth Beale and Alan Hibben.

Position Descriptions

The Board has developed written position descriptions for the positions of CEO, Chair and Lead Director. The Lead Director position was formed to formalize a leadership role among the Company’s independent directors and to ensure that there is a process available to set agendas independent of the Executive chair and to address comments or issues which any director may have in relation to independence and overall functioning of the Board and its Committees. The Lead Director meets with the CEO and Executive Chairman on an annual basis and chairs all meetings of the independent members of the Board, among other responsibilities, including the evaluation of Board members.

The Board has developed written position descriptions for the chairs of its committees. The Board and the Company are of the view that the individuals appointed to occupy such chair positions have significant experience from acting in similar or other capacities on the boards of other companies. The Company facilitates access to independent advisors for guidance where necessary in the opinion of the chair of the Board or any of its committees.

Orientation and Continuing Education

The Company has adopted a formal written orientation and continuing education program for its Board, the purpose of which is to ensure that members of the Board understand the Company, the industries and regulatory environments in which it operates and the key risks and opportunities facing the Company, as well as the role of the Board, its committees and directors. The Company believes that this knowledge is critical for Board members in their role as stewards of the Company and is therefore committed to providing comprehensive and effective orientation and continuing education for its directors.

Pursuant to the Mandate for the Board and the Corporate Governance and Nominations Committee Charter, the Board, with the assistance and guidance of the Governance Committee, is responsible for ensuring that all new directors receive comprehensive orientation regarding their responsibilities as a director and the nature of the business operations of the Company and providing continuing education opportunities for the members of the Board.

New members of the Board are offered an orientation program commensurate with their experience in the film and television production, distribution, broadcasting, and merchandising and licensing businesses and the regulatory environments in which the Company operates. Each new member meets with the Chair of the Board (in such capacity), and the chairs of each of the Board committees to discuss the role of the Board and its committees and members and is also provided with the opportunity to meet with certain key Company personnel, including the Executive Chair (in such capacity), CEO, CFO, Corporate Secretary, and Chief Operating Officer. In addition, each new member of the Board is provided with an introductory package, including the plans, policies and corporate governance documents of the Company, along with certain additional documents pertinent to the member’s role as a director, including corporate documents of the Company and recent public filings of the Company. The Company also makes all public filings of the Company during the preceding 24 months available to any new Board member on request. Each new member will also be given the opportunity, upon request, to retain independent legal counsel, at the Company’s expense, to advise him or her with respect to issues raised by his or her membership with the Board.

The Board, with the assistance and guidance of the Governance Committee, is responsible for providing continuing education opportunities for its members in order to enhance their knowledge and skills and ensure that their understanding of the business and operations of the Company and the industries and regulatory environments in which it operates is current. As part of the continuing education program, management of the Company delivers quarterly presentations to the Board concerning the main areas of the business of the Company and industries in which it operates, including covering key opportunities and risks facing the Company, such as strategic, operational, competitive and regulatory matters, and reviewing the overall current performance of the Company and the markets in which it operates. The Board may also from time to time arrange for third party consultant presentations on topics pertinent to the Company or otherwise appropriate in connection with the promotion of the continuing education of its directors. Additionally, the Board encourages, and the Company reimburses, its members to pursue education sessions that are directly related to the business of the Company and the performance of their responsibilities and duties as a director of the Company.

During fiscal 2018, all members of the Board attended the following orientation and continuing education programs arranged by management of the Company:

  a site visit at the Company’s operations in Toronto;

  a two-day education session, including presentations by management on the business of the Company and industry updates; and

  management presentations at quarterly board meetings.

Nomination of Directors

The Governance Committee assists the Board in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making recommendations aimed at enhancing the effectiveness of the Board. The Governance Committee identifies, evaluates, and recommends to the Board suitable candidates for election. Potential candidates are evaluated based on their individual skills, areas of expertise, professional backgrounds and independence, taking into consideration diversity of the Board and targeted committees or areas in need of expertise or replacement, with the goal of selecting candidates whom are best able to meaningfully and effectively contribute to the strategic direction of the Company. Each director may also suggest candidates from time to time. The Board of the Company ultimately determines who will be nominated for election to the Board.

Board and Director Evaluations / Assessments

On an annual basis, a formal evaluation / assessment of the Board, each of the committees of the Board and each of the directors is conducted. The formal evaluation process is overseen by the Lead Director, Don Wright, and includes the completion of a questionnaire and skills matrix by each director to assess performance and effectiveness of the Board, each of the committees and the other directors on a variety of categories. The Lead Director reviews the completed assessments and reports the results to the Board, the chairs of the committees and individual directors, as applicable. Additionally, the Lead Director conducts one-on-one discussions with each director to obtain direct feedback on the performance of the Board, committees and individual directors. The results of the assessments and discussions are used, not only to evaluate performance and effectiveness, but also to identify and address areas for improvement and Board activities for the year.

The Governance Committee also conducts annual evaluations of the effectiveness of the Board, its committees and each of the directors and, as appropriate, makes recommendations to the Board concerning such evaluations.

Board Renewal

The Board does not have, nor does it presently intend to introduce, director term limits. The Board is of the view that such a policy could result in unavoidable premature loss of valued directors negatively impacting continuity and experience on the Board and that the current mechanisms in place for Board renewal will continue to be in the best interests of the Company’s Shareholders through the provision of appropriate and effective renewal of Board membership.

To ensure adequate Board renewal, the Governance Committee is responsible for conducting annual evaluations of the Board, its committees and each of the directors. Such assessments evaluate the performance of individual directors and effectiveness of the Board, as a whole, and each of its committees. Assessments ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Company. Assessments also consider whether there are women on the Board and its committees. The Governance Committee conducts an annual confidential survey of each director regarding his or her views on the effectiveness of the Board, its committees and the Chair. The results of the director, Board, and committee assessments and a summary of the confidential survey are reported to the Board and the Lead Director, together with recommendations from the Governance Committee for improving the composition of the Board. The Board has demonstrated the effectiveness of its approach as four new directors, or approximately 36% of the proposed number of directors for the Board at the Meeting, all of whom are independent, are being proposed to the Shareholders for election at this Meeting.

The Company does not have a retirement age policy for its directors.

Diversity on the Board

The Company believes that increasing the diversity of the Board will enrich its decision-making by bringing a variety of perspectives to discussions. Although the Company has not adopted a written policy relating to the identification and nomination of women directors, it is actively considering future Board members with a view to diversity and has determined that its existing procedures are sufficient to accomplish its diversity objectives, as evidenced by its current composition. The director candidates for the Meeting include three women directors, representing approximately 27% of the total number of directors proposed to be elected at the Meeting and approximately 30% of the independent directors proposed for the Board.

In identifying suitable candidates for nomination to the Board, the Governance Committee will consider candidates on merit using objective criteria and with due regard for the benefits of diversity on the Board. In an effort to promote the specific objective of increasing the representation of women on the Board, the Board has resolved, on a quarterly standing basis, to provide updates on progress towards increasing diversity within the Company, including the Board.

The Company set a target for women directors on the Board at 50% of non-executive directors by the end of 2019. However, as a result of the recent identification and nomination of certain male director candidates whom the Company believes will add financial and entertainment industry expertise and strengthen the Board overall, two of which are discussed in more detail below under “Shareholder Engagement”, the Company has revised this target to 2020. The Company intends to continue to pursue this goal by endeavoring to replace current male directors, as they retire, with female nominees.

Diversity in Executive Officer Appointments

DHX Media is committed to diversity and inclusion at all levels of the organization. The Company currently has three female executive officers, which represents 25% of its senior executives, along with over 40 women at the senior management and management levels, which represents approximately 50% of its management-level employees. Specific targets or quotas have not been set at the executive officer level due to the small size of this group. The Company is focused on ensuring all executive recruitment is approached with diversity as a key consideration. This pertains additionally to development, progression, succession and retention. The Company is committed to increasing the representation of women at the management and executive level within the Company. This includes a focus on women that are excelling in their management positions and providing development opportunities, mentorships and cross-functional exposure.

In order to support the Company’s commitment to diversity, it has established, with the approval of the HRCC, a diversity plan which outlines specific steps in order to ensure that the Company realizes on its commitment. The plan includes action inclusive of the ongoing review of the Company’s policies, processes and programs to ensure that no unintended biases exist and that such policies, processes and programs proactively take diversity into consideration as well as engaging in external activities that demonstrate its commitment. In addition to the diversity plan, the Company has also recently instituted a diversity policy for its employees to promote inclusion, equity and diversity in the workplace. The

Company tracks diversity related data should employees choose to voluntarily disclose. This provides insight at a more detailed level to facilitate focused and targeted programs.

Compensation

Refer to “Statement of Executive Compensation” above for particulars regarding the Company’s director and officer compensation policies and practices.

Ethical Business Conduct

The Board is committed to ensuring that its members and the officers and employees of the Company act fairly and with honesty and integrity in all aspects of their business conduct with the Company. The Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) which applies to all directors, officers and employees of the Company and sets the standards of business conduct for the Company, including basic conduct obligations, raising concerns, policies against retaliation, conflicts of interest, confidentiality, competition and fair dealing, disclosure and reporting controls, accuracy of records, among other standards of conduct. The Code of Conduct is provided to each director, officer and employee of the Company prior to the commencement of their position with the Company. Each director, officer, and employee of the Company is required to acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

At least annually, the Board, with the assistance of the Governance Committee, reviews reports provided by management concerning compliance with, or material deficiencies of, the Code of Conduct. Additionally, the Governance Committee conducts an annual review of the Code of Conduct and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations. The Company and the Board believe that the Company’s internal controls are effective in detecting and preventing non-compliance with the Code of Conduct and other misconduct. However, the Company also relies on reporting by Company personnel to further safeguard against misconduct.

To ensure that the directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Company relies on the applicable provisions of the Canada Business Corporations Act (the “CBCA”) and the Company’s by-laws which require, among other things, disclosure of any such interest and abstention from voting in the case of directors on any such transaction or agreement except in limited instances prescribed by the CBCA. Additionally, as noted above, the Code of Conduct includes provisions applicable to directors and officers which prohibit engaging in activities that conflicts with the best interests of the Company. Procedures for monitoring compliance with the Code of Conduct are described above.

The Company has also implemented a Whistleblower Program designed to document the procedures the Company will employ in addressing reports of suspected fraudulent, wrongful, or improper conduct of Company personnel. Any employee of the Company that reports any such activity in good faith will be protected from adverse action and retaliation and any employee who is found to have violated such policy may be disciplined in accordance with the Whistleblower Program. The Whistleblower Program is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

The Code of Conduct and Whistleblower Program set forth clear procedures for reporting, investigating, and, if applicable, remedying suspected or substantiated violations which are addressed by the Company in accordance with such policies. The Audit Committee regularly evaluates any reports, compliance concerns or other issues relating to or arising from the Whistleblower program. The Governance Committee conducts an annual review of the Whistleblower Program and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations.

Disclosure and Insider Trading Policies

The Board has adopted a Disclosure Policy to ensure the full, fair, accurate, timely and understandable dissemination of information in accordance with applicable legal, regulatory and stock exchange requirements as well as an Insider Trading Policy, each of which further support a culture of ethical business conduct within the Company. The Disclosure Policy and Insider Trading Policy are available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

Shareholder Engagement

DHX Media recognizes the importance of strong and consistent engagement with its shareholders. DHX Media engages with its shareholders on an ongoing basis in a variety of ways tailored to its status as a content and brands company publicly traded in Canada and the United States. The Company communicates with shareholders and other stakeholders through various channels, including its corporate website, news releases and other continuous disclosure documents as well as through its quarterly earnings’ conference calls and webcasts, participation in investor conferences, and periodic meetings with its institutional investors. Shareholders are invited to attend DHX Media’s annual meeting of shareholders where they have the ability to ask questions and has offered a live webcast so that all shareholders may observe. DHX Media’s corporate website includes information about the Board, committee membership, charters and policies, and overall governance framework. The Company’s corporate secretary and investor relations departments are readily available to respond to shareholder inquiries.

At the fiscal 2017 annual meeting of shareholders, although all the nominated directors were appointed to the Board by a majority vote, the directors received a lower level of favourable votes than was normal for the Company historically. In response, the Governance Committee engaged directly with two of the Company’s largest shareholders, Fine Capital Partners and EastBay Asset Management. Following such engagement process, the Governance Committee determined it was appropriate to nominate representatives of each organization as director candidates for the Board. Jonathan Whitcher, the Chief Investment Officer of Fine Capital Partners, was appointed as a director by the Board in June, 2018 and is a candidate for director at the Meeting. Steven Landry, the Chief Investment Officer of EastBay Asset Management, has been nominated as a director candidate for the Meeting. The Company believes that Mr. Whitcher and Mr. Landry will add strength and depth to the Board, in particular, with respect to areas including efficient capital allocation and capital markets in the United States, as well as a good understanding of the business of the Company and opportunities in the global kids’ content market.

INSURANCE COVERAGE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's directors and officers are covered under a Directors & Officers Liability Insurance policy, which provides for an aggregate coverage amount of $100,000,000 per occurrence and $100,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $50,000 for claims in Canada and $500,000 for claims in the United States. The annual premium paid in respect of the Directors’ & Officers’ Liability Insurance policy for the Company’s fiscal 2018 was $588,705.

In accordance with the provisions of the Canada Business Corporations Act, the by-laws of the Company provide for indemnification of the directors and officers of the Company against expenses and other liability for any action or proceeding against them in the execution of their duties of office, subject to certain conditions and limitations, including that the individual shall have (a) acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Additionally, the Company has entered into indemnification agreements with each of the directors and officers of the Company, pursuant to which, among other things, the Company has agreed to indemnify the director and officer to the fullest extent permitted by law against expenses and other liability that the director or officer may incur in respect of any claim or proceeding involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of the Company, provided the director or officer has acted in accordance with the Company’s by-laws as set out above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to the Company or its subsidiaries from any of the Company’s officers, directors, employees or former executive officers, directors and employees, including in respect of indebtedness to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or undertaking provided by DHX Media or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, person or company that beneficially owns, or controls or directs, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares, or associate or affiliate of any of the foregoing persons or companies, has or had a material interest, direct or indirect, in any transaction occurring on or since July 1, 2017, or in any proposed transaction that has materially affected or will materially affect the Company.

EXEMPTION FROM TAKE-OVER BID AND EARLY WARNING REPORTING REQUIREMENTS

On September 14, 2015, DHX Media received an exemption to treat its Common Voting Shares and Variable Voting Shares as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. DHX Media’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act which DHX Media became subject to upon acquiring DHX Television.

Pursuant to an application by DHX Media, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX Media on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX Media on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of Voting Shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the shareholder’s real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

The Decision takes into account the fact that the Common Voting Shares and Variable Voting Shares have identical terms except for the foreign ownership voting limitations applicable to the Variable Voting Shares. The Decision also takes into account the automatic conversion feature of DHX Media’s dual class share structure, whereby, although an investor may acquire either class of Voting Shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-Canadian status. As a result, the number of Voting Shares outstanding in each class varies while the aggregate number of Voting Shares of both classes remains unchanged, giving shareholders little certainty as to the number of Voting Shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire Shares of DHX Media in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in DHX Media’s Shares for reasons unrelated to their investment objectives.

ADDITIONAL INFORMATION

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each director of the Company, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting, and to the auditors of the Company. Additional information regarding DHX Media may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar. Shareholders may contact DHX Media at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, or by telephone at (902) 423-0260 to obtain copies of DHX Media’s Annual Information Form, comparative consolidated financial statements, and management discussion & analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management discussion & analysis for its most recently completed financial year.

APPROVAL OF THE DIRECTORS

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the board of directors of the Company.

DATED as of the 16th day of November, 2018.

By order of the board of directors of DHX Media Ltd.

(signed) “Mark Gosine”

EVP, Legal Affairs, General Counsel & Corporate Secretary

APPENDIX “A”

RESOLUTION TO CONFIRM BY-LAW NO. 2018-1

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. By-law No. 2018-1 of DHX Media Ltd. (the “Company”), being the Advance Notice By-law of the Company, which is attached as Exhibit “A” to the management information circular of the Company dated November 16, 2018, be and is hereby confirmed; and

2. any one director or officer of the Company is hereby authorized and directed for and in the name and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

50

Exhibit “A”

By-law No. 2018-1

ADVANCE NOTICE BY-LAW

(Adopted by the Board of Directors of DHX Media Ltd. (the “Corporation”) with immediate effect on May 30, 2018)

Article 1
NOMINATION OF DIRECTORS

Section 1.1 Subject only to the Canada Business Corporations Act (the “Act”), applicable securities laws and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this By-law 2018-1 (the “By-Law”) shall be eligible for election as directors to the board of directors (the “Board”) of the Corporation. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)	by any person entitled to vote at such meeting (a “Nominating Shareholder”), who: (A) is, at the close of business on the date of giving notice provided for in Section 1.3 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in this By-Law.

Section 1.2 For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3 In addition to any other applicable requirement, for a nomination made by a Nominating Shareholder to be a timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Corporation at the principal executive offices of the Corporation:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not less than thirty (30) days prior to the date of the meeting; provided, however, if the date (the “Notice Date”) on which the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 1.3(a) or (b) above, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the Notice Date.

Section 1.4 To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with this Section 1.4 and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

	(i)	their name, age, business and residential address;

	(ii)	the principal occupation, business or employment;

	(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act and a “Canadian” within the meaning of the Broadcasting Act (Canada) and regulations and directions adopted thereunder (the “Broadcasting Act”);

	(iv)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

	(v)	a description of any relationships, agreements, arrangements, or understandings (including financial, compensation or indemnity related) between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee’s nomination and election as director; and

	(vi)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(b)	as to each Nominating Shareholder giving the notice:

	(i)	their name, business and residential address;

	(ii)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

	(iii)	full particulars of any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board; and

	(iv)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

Reference to “Nominating Shareholder” in this Section 1.4 shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

Section 1.5 In addition to the information required by Section 1.4 above, following receipt of a Nominating Shareholder’s notice, the corporate secretary may request and require that the Nominating Shareholder provide to the Corporation from a Proposed Nominee a declaration as to the Proposed Nominee’s status as a “resident Canadian” and a “Canadian” pursuant to Section 1.4(a)(iii) as may be required to confirm compliance with the Corporation’s articles and by-laws and other applicable laws and regulations, including the Broadcasting Act.

Section 1.6 Any notice, or other document or information required to be given to the corporate secretary pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been received and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such email or facsimile transmission, as applicable, has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Halifax time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.7 Additional Matters

(1)	The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this By-Law, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(2)	Despite any other provision of this By-Law, if the Nominating Shareholder (or a qualified representative under the Act of the Nominating Shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination of the Proposed Nominee, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(3)	The board may, in its sole discretion, waive any requirement of this By-Law.

(4)	For the purposes of this Article, “public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(5)	This By-Law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this By-Law, the provision of the Act or the articles will govern.

Article 2

ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS

Section 2.1 No business may be transacted at an annual or special meeting of shareholders other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in Section 2.2 below.

Section 2.2 For business to be properly brought before a meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of this By-Law.

* * * * *

APPENDIX “B”

DHX Media Ltd.

(the “Corporation”)

MANDATE FOR
THE BOARD OF DIRECTORS

A.	PURPOSE

1.	The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of the Corporation. The Board, directly and through its committees and the Chairman of the Board, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Corporation.

B.	MEMBERSHIP, ORGANIZATION AND MEETINGS

1.	General – The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the Articles and By-Laws of the Corporation.

2.	Independence – The Board shall establish independence standards for the directors in accordance wit Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. A minimum of a majority of the directors shall be independent in accordance with these standards.

3.	Access to Management and Outside Advisors – The Board shall have unrestricted access to the Corporation’s management and employees. The Board, and each of its committees, shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.	Corporate Secretary and Minutes – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.	Meetings Without Management – The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management and any other non-independent directors are not present. For purposes of this Section B.5., “independent” directors are those directors meeting the independence standards set forth in the rules of the Nasdaq Stock Market LLC (“NASDAQ”) and the Toronto Stock Exchange (“TSX”).

6.	Frequency of Meetings – The Board will meet as often as the Board considers appropriate to fulfill its duties, but in any event at least once per quarter.

7.	Attendance – Directors are expected to attend all meetings of the Board and the Board committees on which such director serves absent a legitimate reason for being unable to do so and are expected to participate fully and frankly in Board deliberations and discussions. Directors are also strongly encouraged to attend each meeting of the Corporation’s shareholders.

C.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges on which the Corporation’s securities are listed , including, but not limited to, the TSX and NASDAQ, and all other applicable laws, rules and regulations (collectively, the “Applicable Requirements”).

1.	Strategic Planning

a.	Strategic Plans – At least annually, if advisable, the Board shall review and, if advisable, approve any strategic planning process and short- and long-term strategic plan of the Corporation prepared by management. In discharging this responsibility, the Board shall review any such plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, opportunities and significant business practices and products.

b.	Business Plans – The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.	Monitoring – At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

d.	Evaluation Criteria – The Board shall determine and review, from time to time, the appropriate criteria against which to evaluate performance and set strategic goals and objectives.

2.	Risk Management

a.	General – At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of material risks associated with the Corporation’s businesses and operations, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.	Verification of Controls – The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.	Human Resource Management

a.	General – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee, review the Corporation’s approach to human resource management and executive compensation.

b.	Succession Review – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee and the Corporate Governance and Nominations Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Corporation.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review the Corporation’s approach to corporate governance.

b.	Director Independence – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, evaluate the director independence standards established by the Board, and in compliance with the independence standards set forth in the rules of the TSX and NASDAQ, and the Board’s ability to act independently from management in fulfilling its duties.

c.	Ethics Reporting – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

5.	Financial Information

	a.	General – At least annually, the Board shall, with the assistance of the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

	b.	Integrity of Financial Information – The Board shall, with the assistance of the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

6.	Disclosure

	a.	The Board shall approve all applicable regulatory filings, subject to delegation, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, any quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and material capital investments and borrowings, equity financings, and annual operating plans and budgets.

7.	Communications

	a.	General – At least annually, the Board in conjunction with the Chief Executive Officer shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

	b.	Disclosure – At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. Periodically or as conditions dictate, the Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

8.	Committees of the Board

	a.	Board Committees – The Board has established the following standing committees of the Board: the Human Resources and Compensation Committee; the Audit Committee; the Corporate Governance and Nominations Committee; Production Financing Committee; and Corporate Finance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

	b.	Committee Mandates – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the committee, the Corporate Governance and Nominations Committee and the Chairman of the Board, as applicable, approved by the Board.

	c.	The Board shall appoint members to serve on the Board committees on an annual basis, or more frequently as required, having regard to the requisite skills, experience, expertise and specific requirements of the applicable committee, as well as any requirements or guidelines of applicable securities laws and stock.

	d.	Delegation to Committees – The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

	e.	Consideration of Committee Recommendations – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

	f.	Board/Committee Communication – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

	g.	Compliance with laws – The Board has approved mandates for each Committee to facilitate each Committee’s adoption of key corporate policies designed to ensure that the Corporation, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

9.	Position Descriptions

	a.	The Board with the assistance of the Corporate Governance and Nominations Committee shall approve position descriptions for the Chair of the Board, the Lead Director (if applicable), the chair of each Board committee and the CEO, and periodically review such position descriptions.

D.	DIRECTOR ORIENTATION AND EVALUATION

1.	The Board is responsible for ensuring all new directors receive comprehensive orientation regarding such member’s responsibilities as a director of the Corporation and the nature of the business operations of the Corporation. The Board is also responsible for providing continuing education opportunities for the members of the Board.

2.	Each new director shall participate in the Corporation’s initial and any ongoing director orientation program.

3.	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, and each of the directors. The adequacy of this mandate shall be reviewed periodically, but at least annually.

E.	CURRENCY OF THE BOARD MANDATE

The mandate for the Board was originally approved by the Board on February 27, 2006 and subsequently revised and approved by the Board effective as of September 20, 2018.

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